   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 18, 1998



                                                      REGISTRATION NO. 333-64345

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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------


                        PRE-EFFECTIVE AMENDMENT NO. 1 TO


                                    FORM S-6

       FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF
                UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                            ------------------------

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact name of trust)

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
                              (Name of Depositor)

                              ONE STATE FARM PLAZA
                        BLOOMINGTON, ILLINOIS 61710-0001
         (Complete address of depositor's principal executive offices)


                            LAURA P. SULLIVAN, ESQ.
                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
                              ONE STATE FARM PLAZA
                        BLOOMINGTON, ILLINOIS 61710-0001
                (Name and complete address of agent for service)


                            ------------------------


                                    COPY TO:
                            STEPHEN E. ROTH, ESQUIRE
                        Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2415


                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

                           SECURITIES BEING OFFERED:
                   VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY

                CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-8B-2

  N-8B-2 ITEM                                              CAPTION IN PROSPECTUS
-----------------  -----------------------------------------------------------------------------------------------------
            1      Cover Page
            2      Cover Page
            3      Not applicable
            4      Sale of the Policies
            5      The Variable Account
            6      The Variable Account
            7      Not applicable
            8      The Variable Account
            9      Litigation
           10      Summary and Diagram of the Policy; Premiums; Allocation Options; Death Benefits; Other Policy
                     Benefits and Provisions; Surrender Benefits; Loan Benefits; The Variable Account and State Farm
                     Fund; Voting of Fund Shares
           11      The Variable Account and State Farm Fund; Allocation Options
           12      The Variable Account and State Farm Fund; Allocation Options
           13      Charges and Deductions
           14      Premiums
           15      Premiums; Allocation Options
           16      Allocation Options
           17      Premiums; Surrender Benefits; Loan Benefits; Requesting Payments and Telephone Transactions
           18      The Variable Account and State Farm Fund; Other Policy Benefits and Provisions
           19      Reports to Policy Owners
           20      The Variable Account
           21      Loan Benefits
           22      Not applicable
           23      State Farm and the Fixed Account
           24      Not applicable
           25      State Farm and the Fixed Account
           26      Charges and Deductions
           27      State Farm and the Fixed Account
           28      State Farm and the Fixed Account
           29      State Farm and the Fixed Account
           30      Not applicable
           31      Not applicable
           32      Not applicable
           33      Not applicable
           34      Not applicable
           35      State Farm and the Fixed Account
           36      Not applicable
           37      Not applicable
           38      Sale of the Policies
           39      Sale of the Policies
           40      Not Applicable
           41      Sale of the Policies
           42      Not applicable

  N-8B-2 ITEM                                              CAPTION IN PROSPECTUS
-----------------  -----------------------------------------------------------------------------------------------------
           43      Not applicable
           44      How Your Policy Account Values Vary
           45      Not applicable
           46      How Your Policy Account Values Vary
           47      Allocation Options
           48      State Farm and the Fixed Account; The Variable Account and State Farm Fund
           49      Not applicable
           50      The Variable Account and State Farm Fund
           51      Premiums; Allocation Options; Charges and Deductions; Surrender Benefits
           52      The Variable Account and State Farm Fund; Other Policy Benefits and Provisions
           53      Tax Considerations
           54      Not applicable
           55      Hypothetical Illustrations
           56      Not applicable
           57      Not applicable
           58      Not applicable
           59      Financial Statements

                                         XXX, 1998

VARIABLE
UNIVERSAL LIFE















State Farm Life and Accident Assurance Company

Variable Universal Life Prospectus

[LOGO]

                       PROSPECTUS DATED           , 1998
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY
 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT
               OF STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
                                 P.O. BOX 2307
                        BLOOMINGTON, ILLINOIS 61702-2307
                            TELEPHONE (888) 702-2307

This prospectus describes a variable universal life insurance policy (the "Policy") offered by State Farm Life and Accident Assurance Company ("State Farm," "we," "us," or "our"). The Policy is designed to provide lifetime insurance protection on the insured named in the Policy (the "Insured") and at the same time provide flexibility to vary the amount and timing of premiums and to change the amount of death benefits payable under the Policy. This flexibility allows the purchaser of a Policy (the "Owner," "you," or "your") to provide for changing insurance needs under a single insurance policy.

The Owner may allocate net premiums and Policy Account Value to the State Farm Life and Accident Assurance Company Variable Life Separate Account (the "Variable Account") and also to State Farm's general account (the "Fixed Account"), within certain limits. The Variable Account is divided into subaccounts (each, a "Subaccount"). Each Subaccount invests in a corresponding investment portfolio (each, a "Fund") of State Farm Variable Product Trust (the "Trust"). The Funds currently available are the Large Cap Equity Index Fund, Small Cap Equity Index Fund, International Equity Index Fund, Stock and Bond Balanced Fund, Bond Fund, and Money Market Fund. The accompanying prospectus for the Trust describes each of the Funds, including the risks of investing in each Fund, and provides other information about the Trust.


An Owner can select from two death benefit options available under the Policy: a level insurance amount or "Basic Amount" ("Option 1"), and a level insurance amount (or Basic Amount) plus Policy Account Value ("Option 2"). State Farm guarantees that the death benefit will never be less than the Basic Amount (less any unrepaid Policy loans and past due charges) so long as the Policy is in force. For Policies issued in New York, if the Insured is alive on the Maturity Date, the Cash Surrender Value on the Maturity Date will be paid to the Owner and the Policy will terminate.



The Policy provides for a Cash Surrender Value. Because this value is based on the performance of the Funds, to the extent of allocations to the Variable Account, there is no guaranteed Cash Surrender Value or guaranteed minimum Cash Surrender Value. On any given day, the Cash Surrender Value could be more or less than the premiums paid. If the Cash Surrender Value is insufficient to cover the charges due under the Policy, the Policy will lapse without value. However, the Policy will not lapse during the Death Benefit Guarantee Period, regardless of the sufficiency of the Cash Surrender Value, so long as the minimum premiums for the Death Benefit Guarantee have been paid. The Policy also provides for Policy loans and permits withdrawals within limits. In addition, Owners can elect dollar-cost averaging or portfolio rebalancing programs.


This prospectus should be read carefully and retained for future reference. A prospectus or prospectus profile for State Farm Variable Product Trust must accompany this prospectus and should be read in conjunction with this prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY, ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. THE POLICIES ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

                                TABLE OF CONTENTS

SUMMARY AND DIAGRAM OF THE POLICY                                    2
INDEX OF TERMS                                                       5
PREMIUMS                                                             6
  Applying for a Policy                                              6
  Exchanges from State Farm Universal Life and State Farm
  Traditional Ordinary Whole Life                                    6
  Free Look Right to Cancel Policy                                   6
  Premiums                                                           6
  Planned Premiums                                                   7
  Premiums to Prevent Lapse                                          7
  Death Benefit Guarantee                                            7
  Crediting Premiums to the Policy                                   7
ALLOCATION OPTIONS                                                   7
  Net Premium Allocations                                            7
  Subaccount Options                                                 8
  Fixed Account Option                                               8
  Transfers                                                          8
  Dollar-Cost Averaging                                              9
  Portfolio Rebalancing Program                                      9
CHARGES AND DEDUCTIONS                                              10
HOW YOUR POLICY ACCOUNT VALUES VARY                                 11
  Policy Account Value                                              11
  Cash Value                                                        11
  Cash Surrender Value                                              11
  Subaccount Policy Value                                           11
  Fixed Policy Account Value                                        12
DEATH BENEFITS                                                      13
  Amount of Death Benefit Payable                                   13
  Death Benefit Options                                             13
  Changing the Death Benefit Option                                 13
  Changing the Basic Amount                                         13
  Effect of Withdrawals on the Death Benefit                        14
  Changing the Beneficiary                                          14
LOAN BENEFITS                                                       14
  Loan Account                                                      14
  Interest                                                          14
  Loan Repayment                                                    14
  Effect of Policy Loan                                             14
SURRENDER BENEFITS                                                  15
  Full Surrender                                                    15
  Withdrawals                                                       15
HYPOTHETICAL ILLUSTRATIONS OF
 ACCUMULATED PREMIUMS, POLICY ACCOUNT VALUES, CASH SURRENDER
 VALUES AND DEATH BENEFITS                                          16
REQUESTING PAYMENTS AND
 TELEPHONE TRANSACTIONS                                             25
  Requesting Payments                                               25
  Telephone Transactions                                            25
OTHER POLICY BENEFITS AND PROVISIONS                                25
  Exchange Provision                                                25
  Other Policy Provisions                                           26
  Beneficiary                                                       26
  Reinstatement                                                     26
  Other Changes                                                     26
  Reports to Policy Owners                                          26
  Assignment and Change of Owner                                    26
  Supplemental Benefits                                             26
STATE FARM AND THE FIXED ACCOUNT                                    27
THE VARIABLE ACCOUNT AND THE TRUST                                  30
TAX CONSIDERATIONS                                                  31
ADDITIONAL INFORMATION                                              32
APPENDIX A                                                         A-1
APPENDIX B                                                         B-1


                THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING
                   IN ANY JURISDICTION IN WHICH SUCH OFFERING
                           MAY NOT BE LAWFULLY MADE.

                                                                       1 -------

SUMMARY AND DIAGRAM OF THE POLICY

The following summary of prospectus information and diagram of the important features of the Policy should be read in conjunction with the more detailed information appearing elsewhere in this prospectus. Unless otherwise indicated, the description of the Policy in this prospectus assumes that the Policy is in force and there is no outstanding Loan Amount. Definitions of certain terms used in this prospectus may be found by referring to the Index of Terms immediately following the diagram.

Purpose of the Policy. The Policy is designed to provide insurance benefits with a long-term investment element. The Policy should be considered in conjunction with other insurance owned by the Owner. It may not be advantageous to replace existing insurance with the Policy.

Comparison with Universal Life Insurance. The Policy is similar in many ways to universal life insurance. As with universal life insurance: the Owner pays premiums for insurance coverage on the Insured; the Policy provides for the accumulation of a Cash Surrender Value that is payable if the Policy is surrendered during the Insured's lifetime; and the Cash Surrender Value may be substantially lower than the premiums paid. However, the Policy differs significantly from universal life insurance in that the Policy Account Value may decrease if the investment performance of the Subaccounts to which Policy Account Value is allocated is sufficiently adverse. If the Cash Surrender Value becomes insufficient to cover charges when due and the Death Benefit Guarantee is not in effect, the Policy will lapse without value after a grace period. See "Premiums to Prevent Lapse," page 7.


Tax Considerations. State Farm intends for the Policy to satisfy the definition of a life insurance contract under section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). Under certain circumstances, a Policy could be treated as a "modified endowment contract." State Farm will monitor Policies and will attempt to notify an Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see "Tax Considerations," page 31.


Free Look Right to Cancel Policy. For a limited time after the Policy is issued, you have the right to cancel your Policy and receive a full refund of all premiums paid. See "Free Look Right to Cancel Policy," page 6. During this limited period, Net Premiums paid will be allocated to the Fixed Account. See "Net Premium Allocations," page 7.

Owner Inquiries. If you have any questions, you may write or call our Home Office at P.O. Box 2307, Bloomington, IL 61702-2307, (888) 702-2307.

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       2

DIAGRAM OF POLICY

PREMIUMS


- You select a payment plan but are not required to pay premiums according to the plan. You can vary the frequency and amount, within limits, and can skip planned premiums. See "Planned Premiums," page 7.


- Minimum initial premium and planned premium depend on the Insured's Age, sex, rate class, Basic Amount selected, and any supplemental riders. See "Premiums," page 6.

- Unplanned premiums may be made, within limits. See "Premiums," page 6.

- Under certain circumstances, extra premiums may be required to prevent lapse. See "Premiums to Prevent Lapse," page 7.

ALLOCATION OF NET PREMIUMS

- A 5% premium charge is deducted from each premium before allocation resulting in a net premium.

- You direct the allocation of Net Premiums among six Subaccounts and the Fixed Account. See "Net Premium Allocations," page 7, for rules and limits.

- Interest is credited on amounts allocated to the Fixed Account at a rate determined by State Farm, but not less than an annual effective rate of 4%. See "Transfers," page 8, for rules and limits on Fixed Account allocations.

FUNDS AVAILABLE THROUGH SUBACCOUNTS


- The Subaccounts invest in corresponding portfolios of State Farm Variable Product Trust. See "The Trust," page 30.


- The current Funds available and their investment advisory fees and other expenses are as follows:

                                           LARGE CAP      SMALL CAP     INTERNATIONAL     STOCK AND            MONEY
                                          EQUITY INDEX   EQUITY INDEX   EQUITY INDEX    BOND BALANCED   BOND   MARKET

Advisory Fees(1)                              .26%           .40%            .55%            .36%       .50%    .40%

Other Expenses (after expense
limitation)(2)                                .10%           .10%            .20%            .10%       .10%    .10%
                                              ---            ---             ---             ---        ----   ------

Total Annual Expenses (after expense
limitation)                                   .36%           .50%            .75%            .46%       .60%    .50%
                                              ---            ---             ---             ---        ----   ------
                                              ---            ---             ---             ---        ----   ------

(1) For each of the Funds other than the Stock and Bond Balanced Fund, the investment advisory fees shown above are the actual amounts expected to be incurred in the current fiscal year for such Funds. The Stock and Bond Balanced Fund, which invests in the Large Cap Equity Index Fund and the Bond Fund, will not pay investment advisory fees directly, but will indirectly bear its share of the investment advisory fees incurred by the Large Cap Equity Index Fund and the Bond Fund. Therefore, the investment results of the Stock and Bond Balanced Fund will be net of these fees. The relative amounts that the Stock and Bond Balanced Fund invests in the Large Cap Equity Index Fund and the Bond Fund at any one time will fluctuate, but under normal circumstances, the Stock and Bond Balanced Fund will attempt to maintain approximately 60% of its net assets in shares of the Large Cap Equity Index Fund and approximately 40% of its net assets in the Bond Fund. Based on these percentages, an approximate investment advisory fee can be derived for the Stock and Bond Balanced Fund. This derived fee is used for the purpose of showing the Stock and Bond Balanced Fund's annual expenses in the table above.

(2) For each of the Funds other than the Stock and Bond Balanced Fund, "other expenses" are based on estimated amounts for the current fiscal year. The amounts shown for such Funds' "other expenses" reflect the fact that the investment adviser to the Funds has agreed to bear the expenses incurred by each Fund (other than the International Equity Index Fund), other than the investment advisory fee, that exceed 0.10% of such Fund's average daily net assets. The investment adviser to the Funds has agreed to bear the expenses incurred by the International Equity Index Fund, other than the investment advisory fee, that exceed 0.20% of that Fund's average daily net assets. By investing in the Large Cap Equity Index Fund and the Bond Fund, the Stock and Bond Balanced Fund will indirectly bear its share of those underlying Funds' "other expenses" and will incur its own "other expenses." The amount shown for the Stock and Bond Balanced Fund's "other expenses" reflects the fact that the investment adviser to the Funds has agreed to bear the expenses incurred by each underlying Fund, other than the investment advisory fee, that exceed 0.10% of each such Fund's average daily net assets, and that the investment adviser to the Funds has agreed to bear all of the Stock and Bond Balanced Fund's own "other expenses." These expense limitation arrangements are voluntary and can be eliminated by the investment adviser at any time. Absent these expense limitations, estimated "other expenses" for the Large Cap Equity Index Fund, Small Cap Equity Index Fund, International Equity Index Fund, Stock and Bond Balanced Fund, Bond Fund, and Money Market Fund would have been 0.11%, 0.13%, 0.28%, 0.43%, 0.25%, and 0.35%, respectively.

                                                                       3 -------

DEDUCTIONS FROM ASSETS

- A monthly deduction is made for cost of insurance, $6 current monthly expense charge (maximum of $8 per month), and supplemental benefit charges. See "Charges and Deductions -- Monthly Deduction," page 10.

- A daily charge at a current annual rate of 0.80% (maximum annual rate of 0.90%) is deducted from assets in the Subaccounts. See "Charges and Deductions -- Mortality and Expense Risk Charge," page 10. This charge is not deducted from assets in the Fixed Account.

POLICY ACCOUNT VALUE


- Policy Account Value is the amount in the Subaccounts and in the Fixed Account credited to your Policy plus the value held in the general account to secure the Loan Amount. See "Policy Account Value," page 11, "Fixed Policy Account Value," page 12, and "Subaccount Policy Value," page 11.


- Policy Account Value varies from day to day to reflect Subaccount investment experience, interest credited on any Fixed Account allocations, charges deducted and other Policy transactions (such as Policy loans, transfers and withdrawals).

- Policy Account Value can be transferred among the Subaccounts and the Fixed Account. A $25 transfer processing fee may apply to transfers made after the 12th transfer in a Policy Year. See "Transfers" for rules and limits. Policy loans reduce the amount available for allocations and transfers.

- Policy Account Value serves as the starting point for calculating certain values under a Policy, such as the Cash Surrender Value and the Death Benefit.

- There is no minimum guaranteed Policy Account Value. The Policy may lapse on a Deduction Date if the Cash Surrender Value is insufficient to cover the Monthly Deduction then due and the Death Benefit Guarantee is not in effect.

CASH BENEFITS


- Loans may be taken for amounts up to 90% of Cash Value, at a net interest rate of 2%. See "Loan Benefits," page 14, and "Tax Treatment of Policy Benefits," page 31.



- Withdrawals generally can be made up to 4 times each Policy Year provided there is sufficient remaining Cash Surrender Value. A withdrawal processing fee equal to the lesser of $25 or 2% of the amount requested for withdrawal will apply to each withdrawal. See "Withdrawals," page 15, for rules and limits.



- The Policy can be surrendered at any time for its Cash Surrender Value (Policy Account Value minus Loan Amount and minus any applicable surrender charge). See "Full Surrender," page 15.



- A surrender charge will be deducted from the Policy Account Value upon a full surrender of the Policy during the first 10 Policy Years or the first 10 years after an increase in Basic Amount. See "Surrender Charge," page 10 and Appendix A, page A-1.


- A variety of payment options are available.

DEATH BENEFITS

- Death Benefits are available as a lump sum or under a variety of payment options.

- The minimum Basic Amount available is $50,000.


- Death Benefits are available in two death benefit options: Option 1 (greater of Basic Amount plus any Net Premium payment received since the last Deduction Date, or a specified percentage of Policy Account Value); or Option 2 (greater of Basic Amount plus the Policy Account Value, or a specified percentage of Policy Account Value). See "Death Benefits," page 13.



- There is flexibility to change the Basic Amount and to change the Death Benefit option. See "Changing the Basic Amount" and "Changing the Death Benefit Option," page 13, for rules and limits.


- The Death Benefit Guarantee keeps the Policy in force regardless of sufficiency of Cash Surrender Value so long as cumulative premiums paid on the Policy, less any withdrawals and less the Loan Policy Account Value, are at least equal to the Minimum Premium. See "Death Benefit Guarantee," page 7.


- The Death Benefit should be excludible from the gross income of the Beneficiary. See "Tax Treatment of Policy Benefits," page 31.


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       4

INDEX OF TERMS

AGE -- Age means the age on the Insured's last birthday as of the Policy Date and each Policy Anniversary. If the Policy Date falls on the birthday of the Insured, the Age will be the age attained by the Insured on the Policy Date.

CASH VALUE -- Policy Account Value less any applicable surrender charge.

CASH SURRENDER VALUE -- Cash Value less any Loan Amount.

DEATH BENEFIT -- The amount of insurance provided under the Policy determined by the Death Benefit Option and any insurance amounts provided by riders. The amount payable on the death of the Insured will be reduced by any Loan Amount and any unpaid Monthly Deductions.

DEDUCTION DATE -- The Policy Date and each monthly anniversary of the Policy
Date.

HOME OFFICE -- P.O. Box 2307, Bloomington, IL 61702-2307, 1-888-702-2307.

ISSUE DATE -- The date the Policy is issued.

LOAN ACCOUNT -- A part of our general account to which Policy Account Value in the Variable Account and the Fixed Account is transferred to provide collateral for any loan taken under the Policy.

LOAN POLICY ACCOUNT VALUE -- The value of the Loan Account for this Policy.

LOAN AMOUNT -- The sum of all outstanding Policy loans including both principal plus accrued interest.


MATURITY DATE -- For policies issued in New York, the Policy Anniversary when the Insured is Age 100.



MINIMUM PREMIUM -- For any Policy Month during the first 10 Policy Years (first 5 Policy Years for Policies issued in New York) the cumulative minimum monthly premium required to keep the Death Benefit Guarantee in effect.


POLICY -- The Policy contains the Basic Plan, any amendments, endorsements, and riders, and a copy of the application. The Policy is the entire contract.

POLICY ANNIVERSARY -- The same day and month as the Policy Date each year that the Policy remains in force.

POLICY DATE -- If the Policy is issued as applied for and we receive the premium before the Issue Date, the Policy Date is the later of the application date or the date we receive the premium. Otherwise, the Policy Date is the Issue Date. Policy Months, Years and Anniversaries are measured from the Policy Date. The Policy Date cannot be the 29th, 30th, or 31st day of any month.

POLICY ACCOUNT VALUE -- The combined value of your Policy in all of the Subaccounts of the Variable Account, the Fixed Account, and the values held in our general account to secure Policy loans.

POLICY YEAR -- Any period of twelve months starting with the Policy Date or a Policy Anniversary.

VALUATION DAY -- Each day on which both the New York Stock Exchange and the Home Office are open for business except for a day that a Subaccount's corresponding Fund does not value its shares. The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day; Reverend Dr. Martin Luther King, Jr. Holiday; Presidents' Day; Good Friday; Memorial Day; Independence Day; Labor Day; Thanksgiving Day; and Christmas Day. During 1998, the Home Office is closed on the above-listed holidays and on the Friday after Thanksgiving and the day before Christmas Day.

VALUATION PERIOD -- The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

                                                                       5 -------

PREMIUMS

Applying for a Policy. To purchase a Policy, you must complete an application and submit it to an authorized State Farm agent. You also must pay an initial premium of a sufficient amount. See "Premiums," below. Your initial premium can be submitted with your application or at a later date. Coverage becomes effective as of the date we receive the premium, but is limited to $300,000 (unless the Insured is under 15 days old in which case coverage will not exceed $3,000) until the application is approved.

Generally, State Farm will issue a Policy covering an Insured up to age 80 (age 70 in New York) if evidence of insurability satisfies our underwriting rules and an initial premium of sufficient amount has been received. This amount must be at least equal to the minimum monthly premium if the mode of the Policy is monthly, and 12 times the minimum monthly premium if the mode of the Policy is annual. Evidence of insurability may include, among other things, a medical examination of the Insured. We reserve the right not to accept an application for any lawful reason.

Exchanges from State Farm Universal Life and State Farm Traditional Ordinary Whole Life. State Farm will permit the owner of a State Farm Universal Life policy or a State Farm Traditional Ordinary whole life policy to exchange such policy for a Policy subject to the following conditions: (1) the initial Basic Amount for the Policy must equal or exceed the Basic Amount less any policy loan and accrued loan interest for the original policy; (2) State Farm will waive evidence of insurability where the initial Basic Amount of the Policy is equal to the Basic Amount less any policy loan and accrued loan interest for the original policy, and where the death benefit options are the same for exchanges from a Universal Life policy or where the death benefit option is Option 1 for exchanges from a Traditional Ordinary whole life policy; and (3) the original policy must be terminated. State Farm can change this program at any time.

On exchanges from a Universal Life policy to a Policy, State Farm will waive the surrender charge on the Universal Life policy and will waive the 5% premium charge on the Policy for the amount transferred from the Universal Life policy to the Policy.

On exchanges from a Traditional Ordinary whole life policy to a Policy, State Farm will waive the 5% premium charge on the Policy for the amount transferred from the Traditional Ordinary whole life policy to the Policy.

Free Look Right to Cancel Policy. During your "free-look" period, you may cancel your Policy and receive a refund of all premiums paid. The free look period expires 10 days after you receive your Policy. Some states may require a longer period. If you decide to cancel the Policy, you must return it by mail or other delivery to State Farm or to an authorized State Farm agent. Immediately after mailing or delivery, the Policy will be deemed void from the beginning.


Premiums. The premium amounts sufficient to fund a Policy depend on a number of factors, such as the Age, sex and rate class of the proposed Insured, the desired Basic Amount, and any supplemental benefits. We reserve the right to require evidence of insurability prior to accepting any premium payment. After the initial premium is paid, additional premiums may be paid in any amount (of at least $25) and at any time. However, total premiums paid in a Policy Year may not exceed guideline premium limitations for life insurance set forth in the Code. We reserve the right to reject any premium that would result in the Policy being disqualified as life insurance under the Code and will refund any rejected premium. In addition, we will monitor Policies and will attempt to notify the Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract under the Code. See "Tax Considerations," page 31.



State Farm allows a credit on conversions of eligible State Farm term insurance to the Policy. The amount of the credit is based on the premiums paid on the term coverage during the 12 months prior to conversion. The amount of the credit will be added to the premium, if any, submitted by the Owner converting the term coverage, and will be treated as part of the initial premium for the Policy (except for purposes of the free look provision). Therefore, the credit will be included in the premiums for purposes of calculating and deducting the premium charge. See "Charges and Deductions -- Premium Charge," page 10. If the Policy is surrendered, the credit will not be recaptured by State Farm. The amount of the credit will not be included for purposes of calculating agent compensation. See "Additional Information -- Sale of the Policies," page 32.


---------
       6

Planned Premiums. When you apply for a Policy, you select a monthly or annual premium payment plan. You may arrange for monthly premiums to be paid via automatic deduction from your checking account. You are not required to pay premiums in accordance with this premium plan; rather, you can pay more or less than planned (subject to the $25 minimum) or skip a planned premium entirely. You can change the amount of planned premiums and payment arrangements, or switch between monthly and annual frequencies, whenever you want by providing satisfactory written or telephone instructions to the Home Office (if we have your telephone authorization on file), which will be effective upon our receipt of the instructions. Depending on the Policy Account Value at the time of an increase in the Basic Amount and the amount of the increase requested, a change in the amount of planned premiums may be advisable. See "Changing the Basic Amount," page 13.



Premiums to Prevent Lapse. Failure to pay planned premiums will not necessarily cause a Policy to lapse. Rather, whether a Policy lapses depends on whether its Cash Surrender Value is insufficient to cover the Monthly Deduction when due. If the Cash Surrender Value on a Deduction Date is less than the Monthly Deduction to be deducted on that date and the Death Benefit Guarantee is not in effect, the Policy will be in default and a grace period will begin. See "Monthly Deduction," page 10 and "Death Benefit Guarantee," below. This could happen if the Cash Surrender Value has decreased due to insufficient investment experience or because premiums paid have been insufficient to offset the Monthly Deduction.



You have until the end of the grace period to pay the required premium. If the grace period ends prior to the end of the Death Benefit Guarantee (See "Death Benefit Guarantee"), the required premium must be large enough to provide the lesser of (1) the Minimum Premium required at the end of the grace period, or
(2) an amount large enough to provide an increase in the Cash Surrender Value sufficient to cover the Monthly Deductions for the grace period and any increase in the surrender charges through the end of the grace period. If the grace period ends after the end of the Death Benefit Guarantee, the required premium must be large enough to provide an increase in the Cash Surrender Value sufficient to cover the Monthly Deductions for the grace period and any increase in the surrender charges through the end of the grace period. State Farm will send notice of the amount required to be paid during the grace period to your last known address and to any assignee of record. The grace period will end 61 days after the notice is sent and your Policy will remain in effect during the grace period. If the Insured should die during the grace period before the required premium is paid, the Death Benefit will still be payable to the Beneficiary, although the amount paid will reflect a reduction for the Monthly Deduction(s) due on or before the date of the Insured's death. See "Amount of Death Benefit Payable," page 13. If the required premium has not been paid before the grace period ends, your Policy will lapse. It will have no value and no benefits will be payable. But see "Other Policy Benefits and Provisions," page 25 for a discussion of your reinstatement rights.



A grace period also may begin if the Cash Surrender Value is insufficient to cover charges due to the outstanding Loan Amount. See "Effect of Policy Loan," page 14.



Death Benefit Guarantee. During the first 10 Policy Years (first 5 Policy Years in New York), so long as cumulative premiums paid, less withdrawals and the Loan Policy Account Value, are at least equal to the Minimum Premium amount for your Policy, the Policy will remain in force, regardless of the sufficiency of Cash Surrender Value to cover Monthly Deductions.


Crediting Premiums to the Policy. Your initial premium will be credited to the Policy on the Policy Date. Any additional premium received after the Policy Date will be credited to the Policy as of the end of the Valuation Period during which it is received at our Home Office. Premiums received on a non-Valuation Day will be deemed received on the next succeeding Valuation Day.

ALLOCATION OPTIONS

Net Premium Allocations. When you apply for a Policy, you specify the percentage of Net Premium to be allocated to each Subaccount and the Fixed Account. You can change the allocation percentages at any time by sending satisfactory written or telephone instructions to the Home Office (if we have your telephone authorization on file). The change will apply to all premiums received with or after we receive your instructions. Net Premium allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number.

                                                                       7 -------

Until the free look period expires, all Net Premiums will be allocated to the Fixed Account. At the end of this period, the Policy Account Value is transferred to the Subaccounts and/or remains in the Fixed Account based on the net premium allocation percentages in effect at the time of the transfer. See "How Your Policy Account Values Vary," page 11. For this purpose, we assume your free look period starts 10 days after we issue your Policy.


Subaccount Options. The Variable Account has six Subaccounts, each investing in a specific Fund of the Trust. The Trust is a series-type fund registered with the Securities and Exchange Commission ("SEC") as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). The investment objective(s) of each of the Funds in which Subaccounts invest are summarized below. There is no assurance that these objectives will be met.

The Large Cap Equity Index Fund seeks to match the performance of the Standard & Poor's-Registered Trademark- Composite Index of 500 Stocks(1). This Fund will pursue its objective by investing primarily on a capitalization-weighted basis in the securities comprising the index.

The Small Cap Equity Index Fund seeks to match the performance of the Russell 2000-Registered Trademark- Small Stock Index(2). This Fund will pursue its objective by investing primarily in a representative sample of stocks found in the index.

The International Equity Index Fund seeks to match the performance of the Morgan Stanley Capital International Europe, Australia and Far East Free
(EAFE-Registered Trademark- Free) Index(3). This Fund will pursue its objective by investing primarily in a representative sample of stocks found in the index.

The Bond Fund seeks to realize over a period of years the highest yield consistent with prudent investment management through current income and capital gains. This Fund will pursue its objective by investing primarily in high quality debt securities.

The Stock and Bond Balanced Fund seeks long-term growth of capital, balanced with current income. This Fund will pursue its objective by investing primarily in the Trust's Large Cap Equity Index Fund and the Bond Fund.

The Money Market Fund seeks to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity. This Fund will pursue its objective by investing exclusively in high quality money market instruments. AN INVESTMENT IN THE MONEY MARKET FUND IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT. This Fund will attempt to maintain a stable net asset value of $1.00 per share, BUT THERE CAN BE NO ASSURANCE THAT THE FUND WILL BE ABLE TO DO SO.


Further information about the Funds is contained in the accompanying prospectus for the Trust, which you should read in conjunction with this prospectus. See also "The Trust," page 30.



Fixed Account Option. The Fixed Account is part of our general account. It is not a separate account. Amounts allocated to the Fixed Account are credited with interest for the period of allocation at rates determined in our sole discretion, but in no event will interest credited on these amounts be less than an effective annual rate of 4%. The current interest rate is the guaranteed interest rate plus any excess interest rate. The current interest rate is determined periodically. You assume the risk that interest credited may not exceed the guaranteed minimum rate of 4% per year. Except for surrender charges allocated to and monthly deductions taken from the Fixed Account, once interest is credited to the Fixed Account, that interest becomes part of the Fixed Account and is nonforfeitable. See "State Farm's Fixed Account Option," page 30. There are significant limits on your right to transfer Policy Account Value from the Fixed Account. See "Transfers," below.


Transfers. You may transfer Policy Account Value from and among the Subaccounts at any time after the end of the free look period. The minimum amount of Policy Account Value that may be transferred from a Subaccount is $250, or, if less, the Policy Account Value held in the Subaccount. Policy Account

------------------------------

(1) Standard & Poor's-Registered Trademark-, S&P-Registered Trademark-, S&P 500-Registered Trademark-, Standard & Poor's 500 and 500 are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by State Farm and the Trust. Neither the State Farm Variable Universal Life Policy, the Large Cap Equity Index Fund, nor the Stock and Bond Balanced Fund (the "Product and the Funds") is sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the Product and the Funds. (For more information regarding the S&P 500 Index, see "Relationships with the Companies that Maintain the Benchmark Indices" in this prospectus.)

(2) The Russell 2000-Registered Trademark- Index is a trademark/service mark of the Frank Russell Company. Russell(-TM-) is a trademark of the Frank Russell Company. The Small Cap Equity Index Fund (the "Fund") is not sponsored, endorsed, sold or promoted by the Frank Russell Company, and the Frank Russell Company makes no representation regarding the advisability of investing in the Fund. (For more information regarding the Russell 2000 Index, see "Relationships with the Companies that Maintain the Benchmark Indices" in this prospectus.)

(3) The Morgan Stanley Capital International Europe, Australia and Far East Free (EAFE-Registered Trademark- Free) Index is the exclusive property of Morgan Stanley & Co. Incorporated ("Morgan Stanley"). Morgan Stanley Capital International is a service mark of Morgan Stanley and has been licensed for use by the Trust. The International Equity Index Fund (the "Fund") is not sponsored, endorsed, sold or promoted by Morgan Stanley and Morgan Stanley makes no representation regarding the advisability of investing in the Fund. (For more information regarding the Morgan Stanley Capital International EAFE Free Index, see "Relationships with the Companies that Maintain the Benchmark Indices" in this prospectus.)

---------
       8

Value held in the Fixed Account may be transferred from the Fixed Account to a Subaccount or Subaccounts only once each Policy Year and only during the 30-day period following the end of each Policy Year. Unused transfers do not carry over to the next year. The maximum transfer amount is the greater of 25% of the Policy Account Value held in the Fixed Account on the date of the transfer or $1,000, unless waived by us. The amount transferred must be at least $250, or, if less, the Policy Account Value held in the Fixed Account.


Transfer requests may be made by satisfactory written or telephone request (if we have your telephone authorization on file). A transfer will take effect at the end of the Valuation Period during which the request is received at the Home Office. State Farm may, however, defer transfers under the same conditions that we may delay paying proceeds. See "Requesting Payments," page 25. There is no limit on the number of transfers from and among the Subaccounts. However, State Farm reserves the right to impose a $25 per transfer processing fee on each transfer in a Policy Year in excess of 12. For purposes of assessing this fee, each transfer request is considered one transfer, regardless of the number of Subaccounts affected by the transfer. Any unused "free" transfers do not carry over to the next year. State Farm reserves the right to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfer privileges, at any time, for any reason.


Dollar-Cost Averaging. The dollar-cost averaging program permits you to systematically transfer on a monthly, quarterly, semi-annual or annual basis a set dollar amount from either the Subaccount investing in the Money Market Fund (the "Money Market Subaccount") or the Subaccount investing in the Bond Fund (the "Bond Subaccount") to any combination of Subaccounts and/or the Fixed Account. If the Money Market Subaccount or the Bond Subaccount is the Subaccount from which the transfer is made, it cannot also be used as one of the Subaccounts in this combination. The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

You may elect to participate in the dollar-cost averaging program at any time by sending us a written request. To use the dollar-cost averaging program, you must transfer at least $100 from the Money Market Subaccount or Bond Subaccount, as applicable. Once elected, dollar-cost averaging remains in effect from the date we receive your request until the value of the Subaccount from which transfers are being made is depleted, or until you cancel the program by written request or by telephone if we have your telephone authorization on file. There is no additional charge for dollar-cost averaging. A transfer under this program is not considered a transfer for purposes of assessing a transfer processing fee. We reserve the right to discontinue offering the dollar-cost averaging program at any time and for any reason. Dollar-cost averaging is not available while you are participating in the portfolio rebalancing program.

Portfolio Rebalancing Program. Once your money has been allocated among the Subaccounts, the performance of each Subaccount may cause your allocation to shift. You may instruct us to automatically rebalance (on a monthly, quarterly, semi-annual or annual basis) the value of your Policy in the Subaccounts to return to the percentages specified in your allocation instructions. You may elect to participate in the portfolio rebalancing program at any time by sending us a written request at the Home Office. Your percentage allocations must be in whole percentages. Subsequent changes to your percentage allocations may be made at any time by written or telephone instructions to the Home Office (if we have your telephone authorization on file). Once elected, portfolio rebalancing remains in effect from the date we receive your written request until you instruct us to discontinue portfolio rebalancing. There is no additional charge for using portfolio rebalancing, and a portfolio rebalancing transfer is not considered a transfer for purposes of assessing a transfer processing fee. We reserve the right to discontinue offering the portfolio rebalancing program at any time and for any reason. Portfolio rebalancing does not guarantee a profit or protect against loss. Amounts in the Fixed Account may not be used in connection with the portfolio rebalancing program. Portfolio

                                                                       9 -------
rebalancing is not available while you are participating in the dollar-cost averaging program.

CHARGES AND DEDUCTIONS


State Farm deducts the charges described below. Certain of the charges depend on a number of variables, and are illustrated in the hypothetical illustrations beginning on page 17. The charges are for the services and benefits provided, costs and expenses incurred and risks assumed by State Farm under or in connection with the Policies. Services and benefits provided by State Farm include: the death, cash and loan benefits provided by the Policy; investment options, including Net Premium allocations, dollar-cost averaging and portfolio rebalancing programs; administration of various elective options under the Policy; and the distribution of various reports to Owners. Costs and expenses incurred by State Farm include those associated with underwriting applications, increases in Basic Amount, and riders, various overhead and other expenses associated with providing the services and benefits provided by the Policy, sales and marketing expenses, and other costs of doing business, such as federal, state and local premium and other taxes and fees. Risks assumed by State Farm include the risks that Insureds may live for a shorter period of time than estimated, therefore resulting in the payment of greater death benefits than expected, and that the costs of providing the services and benefits under the Policies will exceed the charges deducted.


    - PREMIUM CHARGE. State Farm deducts a 5% charge from each premium before allocating the resulting Net Premium to the Policy Account Value.


    - MORTALITY AND EXPENSE RISK CHARGE. State Farm currently deducts a daily charge from assets in the Subaccounts attributable to the Policies at an annual rate of 0.80% of net assets. This charge is guaranteed not to exceed an annual rate of 0.90% of net assets. This charge does not apply to Fixed Account assets attributable to the Policies. This charge is factored into the net investment factor (see page 11). State Farm may profit from this charge.


    - MONTHLY DEDUCTION. State Farm deducts the Monthly Deduction on each Deduction Date from Policy Account Value in the Variable Account and the Fixed Account on a pro rata basis. The Monthly Deduction for each Policy consists of (1) the cost of insurance charge discussed below, (2) a current monthly expense charge of $6 (it cannot exceed $8 per month), and
      (3) any charges for additional benefits added by riders to the Policy (see "Supplemental Benefits").


    - SURRENDER CHARGE. If the Policy is surrendered during the first 10 Policy Years or the first 10 years after an increase in Basic Amount, State Farm will deduct a surrender charge based on the Basic Amount at issue, or increase, as applicable. The surrender charge will be deducted before any surrender proceeds are paid. The surrender charge depends on the Insured's Age at issue, or on the Policy Anniversary preceding an increase. It is calculated based on an amount per $1,000 of the Basic Amount at issue (or increase). During the 10-year period a surrender charge is in effect, it increases monthly in the first two years, remains level for the next four years, then decreases by 1/5 each year for the next five years to zero. See table below and Appendix A for sample surrender charges. The surrender charge for your Policy will be stated in your Policy.



                            MAXIMUM SURRENDER CHARGE
                         $100,000 INITIAL BASIC AMOUNT



                 INDIVIDUAL    INDIVIDUAL
  POLICY YEAR      AGE 35        AGE 50
     ------     ------------  ------------

   3-6          $    516.00   $  1,272.00



    - OTHER CHARGES. State Farm reserves the right to impose a $25 transfer processing fee on each transfer in a Policy Year in excess of 12. See "Transfers," page 8, for a discussion of the transfer processing fee. On each withdrawal, State Farm will assess a withdrawal processing fee equal to the lesser of $25 or 2% of the amount withdrawn. See "Withdrawals," page 15, for a discussion of the withdrawal processing fee. There are Fund expenses that range on an annual basis from 0.36% to 0.75% of the average daily value of your money invested in the Funds. See "Diagram of Policy," page 3, and the prospectus for the Trust for a description of the investment advisory fees and other expenses incurred by the Funds.


Comment on Cost of Insurance. The cost of insurance is a significant charge under your Policy because it is the primary charge for the death benefit provided by your Policy. The cost of insurance charge depends on a number of variables that cause the charge to vary from Policy to Policy and from Deduction Date to Deduction Date. It is calculated for the Basic Amount at issue and for any increase in the Basic Amount. The cost of insurance charge is equal to the Company's current monthly cost of insurance rate for the Insured multiplied by the net amount at risk under the Policy for the Basic Amount at issue or as increased. The net amount at risk is equal to the difference

---------
      10
between (1) the amount of insurance attributable to the Basic Amount at issue or as increased, as applicable, on the Deduction Date at the start of the month divided by 1.0032737, and (2) the Policy Account Value attributable to the Basic Amount at issue or as increased, as applicable, on the Deduction Date at the start of the month after the deduction of the part of the Monthly Deduction that does not include the cost of insurance and the monthly charge for any Waiver of Monthly Deduction rider. Your Policy describes more specifically how this amount is calculated.


The cost of insurance rate for the Insured is based on his or her Age, sex and applicable rate class. We currently place Insureds in the following rate classes when we issue the Policy, based on our underwriting: a male or female or unisex rate class where appropriate under applicable law (currently including the state of Montana); and a tobacco or non-tobacco rate class. Juveniles are placed in a male or female or unisex rate class. The original rate class applies to the initial Basic Amount. If an increase in Basic Amount is approved, a different rate class may apply to the increase, based on the Insured's circumstances at the time of the increase. We guarantee that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Policy. The maximum cost of insurance rates are based on the Insured's age last birthday at the start of the Policy Year, sex, and, for issue ages 20 and over, tobacco use. If the Insured is age 20 and over on the Policy Date or the effective date of any increase in Basic Amount, the Commissioners 1980 Standard Ordinary Non-Smoker Table applies if the Insured is classified as non-tobacco; otherwise, the Commissioners 1980 Standard Ordinary Smoker Mortality Table applies. If the Insured is under age 20 on the Policy Date or the effective date of any increase in Basic Amount, the Commissioners 1980 Standard Ordinary Mortality Table applies. Modifications are made for rate classes other than standard. See "Hypothetical Illustrations of Accumulated Premiums, Policy Account Values, Cash Surrender Values, and Death Benefits" page 16 for examples showing the effects of the cost of insurance charge.


HOW YOUR POLICY ACCOUNT VALUES VARY


Policy Account Value. The Policy Account Value serves as a starting point for calculating certain values under a Policy. It is the aggregate of the value of your Policy in all of the Subaccounts of the Variable Account, the Fixed Account, and values held in our general account to secure Policy loans. See "Loan Benefits," page 14. The Policy Account Value is determined first on the Policy Date and thereafter on each Valuation Day. The Policy Account Value will vary to reflect the performance of the Subaccounts to which amounts have been allocated, interest credited on amounts allocated to the Fixed Account and Loan Account, charges, transfers, withdrawals, Policy loans, Policy loan interest, and Policy loan repayments. It may be more or less than premiums paid.


Cash Value. The Cash Value on a Valuation Day is the Policy Account Value reduced by any surrender charge that would be deducted if the Policy were surrendered that day.


Cash Surrender Value. The Cash Surrender Value on a Valuation Day is the Cash Value reduced by any Loan Amount. For Policies issued in New York, if the Insured is alive on the Maturity Date, we will pay the Cash Surrender Value to the Owner and the Policy will terminate.


Subaccount Policy Value. On any Valuation Day, for each Subaccount the Subaccount Policy Value is equal to the number of Subaccount units credited to the Policy multiplied by their unit value for that Valuation Day. When you allocate an amount to a Subaccount, either by Net Premium allocation, transfer of Policy Account Value or repayment of a Policy loan, your Policy is credited with units in that Subaccount. The number of units is determined by dividing the dollar amount allocated, transferred or repaid to the Subaccount by the Subaccount's unit value for the Valuation Day when the allocation, transfer or repayment is effected. The number of Subaccount units credited to a Policy will decrease when the allocated portion of the Monthly Deduction is taken from the Subaccount, a Policy loan is taken from the Subaccount, an amount is transferred from the Subaccount, a withdrawal is taken from the Subaccount, or the Policy is surrendered.

                                                                       11-------

    UNIT VALUES. A Subaccount's unit value varies to reflect the investment experience of the underlying Fund, and may increase or decrease from one Valuation Day to the next. The unit value for each Subaccount was arbitrarily set at $10 when the Subaccount was established. For each Valuation Period after the date of establishment, the unit value is determined by multiplying the value of a unit for a Subaccount for the prior Valuation Period by the net investment factor for the Subaccount for the current valuation period.

    NET INVESTMENT FACTOR. The net investment factor is an index used to measure the investment performance of a Subaccount from one Valuation Period to the next. The net investment factor for any Subaccount for any Valuation Period reflects the change in the net asset value per share of the Fund held in the Subaccount from one Valuation Period to the next, adjusted for the daily deduction of the mortality and expense risk charge from assets in the Subaccount. If any "ex-dividend" date occurs during the Valuation Period, the per share amount of any dividend or capital gain distribution is taken into account. Also, if any taxes need to be reserved, a per share charge or credit for any taxes reserved for, which is determined by us to have resulted from the operations of the Subaccount, is taken into account.

Fixed Policy Account Value. The Fixed Policy Account Value on any date on or after the Issue Date is equal to: (1) the sum of the following amounts in the Fixed Account: Net Premium allocations, Policy Account Value transfers, and interest accruals (if the date is a Policy Anniversary it also includes any dividend payments); minus (2) the sum of any Monthly Deductions attributed to the Fixed Account, any withdrawals or transfers (including any transfer processing fee or withdrawal processing fee) from the Fixed Account, and Policy loans taken from the Fixed Account.

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      12

DEATH BENEFITS



As long as the Policy remains in force, we will pay the Death Benefit upon receipt at our Home Office of due proof of the Insured's death. See "Requesting Payments," page 25. The Death Benefit will be paid to the Beneficiary.



Amount of Death Benefit Payable. The amount of Death Benefit payable is the amount of insurance determined under the Death Benefit Option in effect on the date of the Insured's death, plus any supplemental Death Benefit provided by riders, minus any Loan Amount on that date and, if the date of death occurred during a grace period, minus the past due Monthly Deductions. Under certain circumstances, the amount of the Death Benefit may be further adjusted. See "Incontestability," "Limited Death Benefit" and "Misstatement of Age or Sex," page 26. If the Insured dies before a Policy is issued, the Death Benefit payable is limited to $300,000, unless the insured is under 15 days old in which case the Death Benefit payable will not exceed $3,000.



Death Benefit Options. The Policy Account Value on the date of death of the Insured is used in determining the amount of insurance. Under Option 1, the Death Benefit is the greater of (1) the Basic Amount plus any Net Premiums received since the last Deduction Date, or (2) the applicable percentage amount of the Policy Account Value based on the Insured's Age at the start of the current Policy Year, as determined using the table of percentages prescribed by federal income tax law. Under Option 2, the Death Benefit is the greater of (1) the Basic Amount plus the Policy Account Value, or (2) the applicable percentage amount of the Policy Account Value based on the Insured's Age at the start of the current Policy Year, as determined using the table of percentages prescribed by federal income tax law. The percentage is 250% to Age 40 and declines thereafter as the Insured's Age increases. The table of percentages is shown below. If the table of percentages currently in effect becomes inconsistent with any federal income tax laws and/or regulations, we reserve the right to change the table.



Under Option 1, the Death Benefit ordinarily will not change. Under Option 2, the Death Benefit will vary directly with the investment performance of the Policy Account Value. To see how and when investment performance may begin to affect the Death Benefit, please see the hypothetical illustrations beginning on page 16.



Changing the Death Benefit Option. You select the Death Benefit Option when you apply for the Policy. You may change the Death Benefit Option on your Policy subject to the following rules. Each change must be submitted by written request received by our Home Office and no more than one change in the Death Benefit Option may be made in any Policy Year. The effective date of the change will be the date at the end of the Valuation Period during which we receive the request for the change. We will send you revised Policy schedule pages reflecting the new Death Benefit Option and the effective date of the change. If you request a change from Option 1 to Option 2, the Basic Amount will be decreased by the Policy Account Value on the effective date of the change. When a change from Option 2 to Option 1 is made, the Basic Amount after the change will be increased by the Policy Account Value on the effective date of the change. The minimum monthly premium for the Death Benefit Guarantee will also change when a Death Benefit Option change is made.



Changing the Basic Amount. You select the Basic Amount when you apply for the Policy. You may change the Basic Amount, subject to the following conditions. No change will be permitted that may result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. Only one change (increase or decrease) may be made during a Policy Year. To increase the Basic Amount, contact an authorized State Farm agent. To decrease the Basic Amount, submit a written



                    TABLE OF PERCENTAGES OF POLICY ACCOUNT VALUE
------------------------------------------------------------------------------------
   AGE       PERCENTAGE         AGE        PERCENTAGE        AGE       PERCENTAGE
 0 - 40             250%            54            157%       68               117%
   41               243%            55            150%       69               116%
   42               236%            56            146%       70               115%
   43               229%            57            142%       71               113%
   44               222%            58            138%       72               111%
   45               215%            59            134%       73               109%
   46               209%            60            130%       74               107%
   47               203%            61            128%     75 - 90            105%
   48               197%            62            126%       91               104%
   49               191%            63            124%       92               103%
   50               185%            64            122%       93               102%
   51               178%            65            120%       94               101%
   52               171%            66            119%       95+              100%
   53               164%            67            118%


                                                                       13-------
request to our Home Office. Any increase in the Basic Amount must be at least $25,000 and an application must be submitted, along with evidence of insurability satisfactory to State Farm. There must be enough Cash Surrender Value to make a Monthly Deduction that includes the cost of insurance for the increase.



A change in planned premiums may be advisable based on the increase in Basic Amount. See "Planned Premiums," page 7. Also, the minimum monthly premium for the Death Benefit Guarantee will increase. The increase in Basic Amount, if approved by us, will become effective on the date the increase is applied for and the Policy Account Value will be adjusted to the extent necessary to reflect a portion of the Monthly Deduction attributable to the increase as of the effective date and any intervening Deduction Date based on the increase in Basic Amount. The surrender charge will increase upon an increase in Basic Amount. No increases will be allowed after the Policy Anniversary when the Insured is age 80 (age 70 in New York).



Any decrease in the Basic Amount must be at least $10,000, and the Basic Amount after the decrease must be at least $50,000. A decrease in Basic Amount will become effective on the date at the end of the Valuation Period during which we receive a written request at our Home Office. Also, the minimum monthly premium for the Death Benefit Guarantee will decrease. Any decrease will first be used to reduce the most recent increase, then the next most recent increases, then the initial Basic Amount. No surrender charge will be deducted upon a decrease in Basic Amount. The surrender charge will not be reduced upon a decrease in Basic Amount.



Effect of Withdrawals on the Death Benefit. A withdrawal will affect your Death Benefit in the following respects. If Death Benefit Option 1 is in effect, the Basic Amount will also be reduced by the withdrawal amount dollar-for-dollar. If the Basic Amount reflects increases in the Initial Basic Amount, the withdrawal will reduce first the most recent increase, and then the next most recent increase, if any, in reverse order, and finally the Initial Basic Amount. If Death Benefit Option 2 is in effect, the Basic Amount is unaffected by the withdrawal.



Changing the Beneficiary. You designate the Beneficiary(ies) when you apply for the Policy. You may change the designated Beneficiary by submitting a satisfactory written request received by us. If the Insured dies and there is no surviving Beneficiary, the Insured's estate will be the Beneficiary.



LOAN BENEFITS



You may borrow an amount(s) up to 90% of your Cash Value at any time but you should consider the possible tax consequences of doing this. See "Requesting Payments," page 25. Requests for Policy loans may be made in writing or by telephone (if we have your telephone authorization on file). See "Requesting Payments," page 25. Outstanding Policy loans, including accrued interest, reduce the amount available for new loans.



Loan Account. The Policy Account Value is not affected when a loan is made. However, an amount equal to the loan proceeds is transferred from the Policy Account Value in the Variable Account and Fixed Account to the Loan Account, and is held as "collateral" for the loan. If you do not direct an allocation for this transfer when requesting the loan we will take it on a pro rata basis. When a loan is repaid, an amount equal to the repayment is transferred from the Loan Account to the Variable Account and Fixed Account and allocated as you direct when submitting the repayment. If you provide no direction, the amount will be allocated in accordance with your standing instructions for Net Premium allocations.



Interest. We will charge interest daily on any outstanding Policy loan at an effective annual rate of 8.0%. Interest is due and payable at the end of each Policy Year while a Policy loan is outstanding. On each Policy Anniversary, any unpaid amount of loan interest accrued since the last Policy Anniversary becomes part of the outstanding loan. An amount equal to the unpaid amount of interest is transferred to the Loan Account from each Subaccount and the Fixed Account on a pro-rata basis according to the respective values in each Subaccount and the Fixed Account. On each Deduction Date, the amount in the Loan Account will be credited with interest at a minimum guaranteed annual effective rate of 6.0%. On each Deduction Date, the interest so earned is transferred to the Subaccounts and the Fixed Account in accordance with the instructions for Net Premium allocations then in effect.



Loan Repayment. You may repay all or part of your Loan Amount at any time while the Insured is living and the Policy is in force. Loan repayments must be sent to our Home Office and will be credited at the end of the Valuation Period during which they are received. A Policy loan repayment is not treated as a premium payment and is not subject to the 5% premium charge.



Effect of Policy Loan. A Policy loan, whether or not repaid, will affect Policy values over time because the investment results of the Subaccounts and current interest rates credited on Policy Account Value in the Fixed Account will apply only to the non-loaned portion of the Policy Account Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Subaccounts or credited interest rates for the Fixed Account while the Policy loan is outstanding, the effect could be favorable or unfavorable. Policy loans, particularly if not repaid, could make it more likely than otherwise for a Policy to terminate. See "Tax Considerations,"


---------
      14
page 31, for a discussion of adverse tax consequences if a Policy lapses with Policy loans outstanding. If the Death Benefit becomes payable while a Policy loan is outstanding, the Loan Amount will be deducted in calculating the Death Benefit. If the Loan Amount exceeds the Cash Value on any Deduction Date and the Death Benefit Guarantee is not in effect, the Policy will be in default. We will send you, and any assignee of record, notice of the default. You will have a 61-day grace period to submit a sufficient payment to avoid lapse.



SURRENDER BENEFITS



Full Surrender. You may surrender your Policy at any time for its Cash Surrender Value. See "Requesting Payments," page 25. A surrender charge may apply. See "Surrender Charge," page 10. Your Policy will terminate and cease to be in force if it is surrendered for a lump sum. It cannot later be reinstated.



Withdrawals. You may make withdrawals under your Policy. See "Requesting Payments," page 25. Requests for withdrawals may be made in writing or by telephone (if we have your telephone authorization on file). See "Requesting Payments and Telephone Transactions," page 25. The minimum withdrawal amount is $500. A withdrawal must be less than the Cash Surrender Value on the day the request for withdrawal is effective. No more than four withdrawals may be made during a Policy Year. A withdrawal processing fee equal to the lesser of $25 or 2% of the amount withdrawn will be assessed on a withdrawal. This charge will be deducted from your Policy Account Value along with the amount requested to be withdrawn. When you request a withdrawal, you can direct how the withdrawal will be deducted from your Policy Account Value. If you provide no directions, the withdrawal will be deducted from your Policy Account Value in the Subaccounts and Fixed Account on a pro-rata basis.


                                                                       15-------

HYPOTHETICAL ILLUSTRATIONS OF ACCUMULATED PREMIUMS, POLICY ACCOUNT VALUES, CASH SURRENDER VALUES, AND DEATH BENEFITS



The following illustrations show how certain values under a sample Policy change with assumed investment performance over an extended period of time. In particular, they illustrate how Policy Account Values, Cash Surrender Values and Death Benefits under a Policy covering an Insured of a given Age on the Policy Date would vary over time if planned premiums were paid annually at the beginning of each Policy Year and the return on the assets in the Subaccounts was a uniform gross annual rate of 0%, 6% or 12%, before deduction of any fees and charges, including Fund fees and charges. The tables also show planned premiums accumulated at 5% interest. The values under a Policy would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return used in the illustrations.



The illustrations assume an average annual expense ratio of .53% of the average daily net assets of the Funds available under the Policies, based on the estimated expense ratios for the Fund expenses and fees for the first year of operations, as shown in the table appearing above under "Summary and Diagram of the Policy." For information on Fund expenses and fees, see the prospectus for the Funds accompanying this prospectus. The current charge illustrations also reflect the 0.80% mortality and expense risk charge to the Variable Account. The maximum charge illustrations reflect the maximum 0.90% mortality and expense risk charge to the Variable Account. After deduction of Fund expenses and fees and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of return for the Subaccounts of -1.32%, 4.60% and 10.52%, respectively, for the current charge illustrations, and -1.42%, 4.49%, and 10.41% respectively, for the maximum charge illustrations.



The illustrations also reflect the Monthly Deduction for the hypothetical Insured. Our current charges and the higher maximum charges we have the contractual right to charge are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against the Variable Account and assume no Loan Amount or charges for supplemental benefits.



The illustrations are based on our sex distinct rates for non-tobacco users. Upon request, we will furnish a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables.


---------
      16

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                   MALE ISSUE AGE 35    STANDARD NON-TOBACCO
            $100,000 INITIAL DEATH BENEFIT    $1,250 ANNUAL PREMIUM
                             DEATH BENEFIT OPTION 1
                        VALUES BASED ON CURRENT CHARGES


                                        POLICY ACCOUNT VALUE                           CASH SURRENDER VALUE
                            ---------------------------------------------  ---------------------------------------------
                                        ASSUMING HYPOTHETICAL                          ASSUMING HYPOTHETICAL
                                           GROSS (AND NET)                                GROSS (AND NET)
              PREMIUMS               ANNUAL INVESTMENT RETURN OF                    ANNUAL INVESTMENT RETURN OF
             ACCUMULATED    ---------------------------------------------  ---------------------------------------------
 END OF    AT 5% INTEREST      0% GROSS        6% GROSS       12% GROSS       0% GROSS        6% GROSS       12% GROSS
 POL YR       PER YEAR       (-1.32% NET)     (4.60% NET)   (10.52% NET)      (-1.32%)       (4.60% NET)   (10.52% NET)
---------  ---------------  ---------------  -------------  -------------  ---------------  -------------  -------------
    1             1,313              961           1,024          1,088             703             766            830
    2             2,691            1,904           2,091          2,286           1,388           1,575          1,770
    3             4,138            2,829           3,201          3,604           2,313           2,685          3,088
    4             5,657            3,734           4,355          5,053           3,218           3,839          4,537
    5             7,252            4,619           5,553          6,648           4,103           5,037          6,132
    6             8,928            5,483           6,798          8,401           4,967           6,282          7,885
    7            10,686            6,325           8,090         10,331           5,912           7,677          9,918
    8            12,533            7,143           9,430         12,453           6,834           9,120         12,144
    9            14,472            7,939          10,821         14,790           7,732          10,614         14,584
   10            16,508            8,709          12,262         17,363           8,606          12,159         17,260
   15            28,322           12,161          20,307         34,765          12,161          20,307         34,765
   20            43,399           14,844          29,941         63,434          14,844          29,941         63,434
   25            62,642           16,437          41,433        110,673          16,437          41,433        110,673
   30            87,201           16,238          55,107        187,484          16,238          55,107        187,484

                         DEATH BENEFIT
           -----------------------------------------

                     ASSUMING HYPOTHETICAL
                        GROSS (AND NET)
                  ANNUAL INVESTMENT RETURN OF
           -----------------------------------------
 END OF      0% GROSS      6% GROSS      12% GROSS
 POL YR    (-1.32% NET)   (4.60% NET)  (10.52% NET)
---------  -------------  -----------  -------------
    1          100,000       100,000       100,000
    2          100,000       100,000       100,000
    3          100,000       100,000       100,000
    4          100,000       100,000       100,000
    5          100,000       100,000       100,000
    6          100,000       100,000       100,000
    7          100,000       100,000       100,000
    8          100,000       100,000       100,000
    9          100,000       100,000       100,000
   10          100,000       100,000       100,000
   15          100,000       100,000       100,000
   20          100,000       100,000       100,000
   25          100,000       100,000       148,302
   30          100,000       100,000       228,730



(1) Assumes annual premiums are paid at the beginning of each policy year.



(2) Assumes no policy loans or withdrawals are made.



(3) Zero values indicate termination of insurance coverage in the absence of additional premium payments.



THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE ACTUAL EXPERIENCE OF THE ACCOUNTS. THE POLICY ACCOUNT VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0.00%, 6.00%, AND 12.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY STATE FARM OR ANY OF THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. VALUES ILLUSTRATED ARE NET OF ANY APPLICABLE CHARGES, SUCH AS PREMIUM CHARGES, MORTALITY AND EXPENSE RISK CHARGES, MONTHLY EXPENSE CHARGES, COST OF INSURANCE CHARGES, AND CHARGES FOR FUND EXPENSES AND FEES.


                                                                       17-------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                   MALE ISSUE AGE 35    STANDARD NON-TOBACCO
            $100,000 INITIAL DEATH BENEFIT    $1,250 ANNUAL PREMIUM
                             DEATH BENEFIT OPTION 1
                        VALUES BASED ON MAXIMUM CHARGES


                                        POLICY ACCOUNT VALUE                           CASH SURRENDER VALUE
                            ---------------------------------------------  ---------------------------------------------
                                        ASSUMING HYPOTHETICAL                          ASSUMING HYPOTHETICAL
                                           GROSS (AND NET)                                GROSS (AND NET)
              PREMIUMS               ANNUAL INVESTMENT RETURN OF                    ANNUAL INVESTMENT RETURN OF
             ACCUMULATED    ---------------------------------------------  ---------------------------------------------
 END OF    AT 5% INTEREST      0% GROSS        6% GROSS       12% GROSS       0% GROSS        6% GROSS       12% GROSS
 POL YR       PER YEAR       (-1.42% NET)     (4.49% NET)   (10.41% NET)    (-1.42% NET)     (4.49% NET)   (10.41% NET)
---------  ---------------  ---------------  -------------  -------------  ---------------  -------------  -------------
    1             1,313              906             968          1,030             648             710            772
    2             2,691            1,792           1,971          2,159           1,276           1,455          1,643
    3             4,138            2,655           3,010          3,396           2,139           2,494          2,880
    4             5,657            3,495           4,085          4,752           2,979           3,569          4,236
    5             7,252            4,312           5,197          6,238           3,796           4,681          5,722
    6             8,928            5,103           6,345          7,865           4,587           5,829          7,349
    7            10,686            5,868           7,531          9,649           5,455           7,118          9,236
    8            12,533            6,606           8,755         11,606           6,297           8,445         11,297
    9            14,472            7,317          10,018         13,754           7,111           9,812         13,547
   10            16,508            7,999          11,321         16,111           7,895          11,218         16,008
   15            28,322           10,915          18,445         31,905          10,915          18,445         31,905
   20            43,399           12,763          26,573         57,582          12,763          26,573         57,582
   25            62,642           12,907          35,536         99,781          12,907          35,536         99,781
   30            87,201           10,227          45,105        167,671          10,227          45,105        167,671

                         DEATH BENEFIT
           -----------------------------------------

                     ASSUMING HYPOTHETICAL
                        GROSS (AND NET)
                  ANNUAL INVESTMENT RETURN OF
           -----------------------------------------
 END OF      0% GROSS      6% GROSS      12% GROSS
 POL YR    (-1.42% NET)   (4.49% NET)  (10.41% NET)
---------  -------------  -----------  -------------
    1          100,000       100,000       100,000
    2          100,000       100,000       100,000
    3          100,000       100,000       100,000
    4          100,000       100,000       100,000
    5          100,000       100,000       100,000
    6          100,000       100,000       100,000
    7          100,000       100,000       100,000
    8          100,000       100,000       100,000
    9          100,000       100,000       100,000
   10          100,000       100,000       100,000
   15          100,000       100,000       100,000
   20          100,000       100,000       100,000
   25          100,000       100,000       133,707
   30          100,000       100,000       204,559



(1) Assumes annual premiums are paid at the beginning of each policy year.



(2) Assumes no policy loans or withdrawals are made.



(3) Zero values indicate termination of insurance coverage in the absence of additional premium payments.



THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE ACTUAL EXPERIENCE OF THE ACCOUNTS. THE POLICY ACCOUNT VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0.00%, 6.00%, AND 12.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY STATE FARM OR ANY OF THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. VALUES ILLUSTRATED ARE NET OF ANY APPLICABLE CHARGES, SUCH AS PREMIUM CHARGES, MORTALITY AND EXPENSE RISK CHARGES, MONTHLY EXPENSE CHARGES, COST OF INSURANCE CHARGES, AND CHARGES FOR FUND EXPENSES AND FEES.


---------
      18

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                   MALE ISSUE AGE 35    STANDARD NON-TOBACCO
            $100,000 INITIAL DEATH BENEFIT    $1,250 ANNUAL PREMIUM
                             DEATH BENEFIT OPTION 2
                        VALUES BASED ON CURRENT CHARGES


                                        POLICY ACCOUNT VALUE                           CASH SURRENDER VALUE
                            ---------------------------------------------  ---------------------------------------------
                                        ASSUMING HYPOTHETICAL                          ASSUMING HYPOTHETICAL
                                           GROSS (AND NET)                                GROSS (AND NET)
              PREMIUMS               ANNUAL INVESTMENT RETURN OF                    ANNUAL INVESTMENT RETURN OF
             ACCUMULATED    ---------------------------------------------  ---------------------------------------------
 END OF    AT 5% INTEREST      0% GROSS        6% GROSS       12% GROSS       0% GROSS        6% GROSS       12% GROSS
 POL YR       PER YEAR       (-1.32% NET)     (4.60% NET)   (10.52% NET)    (-1.32% NET)     (4.60% NET)   (10.52% NET)
---------  ---------------  ---------------  -------------  -------------  ---------------  -------------  -------------
    1             1,313              959           1,023          1,086             701             765            828
    2             2,691            1,899           2,086          2,280           1,383           1,570          1,764
    3             4,138            2,820           3,191          3,592           2,304           2,675          3,076
    4             5,657            3,719           4,336          5,032           3,203           3,820          4,516
    5             7,252            4,596           5,524          6,612           4,080           5,008          6,096
    6             8,928            5,450           6,755          8,346           4,934           6,239          7,830
    7            10,686            6,279           8,028         10,248           5,866           7,615          9,835
    8            12,533            7,082           9,344         12,335           6,772           9,035         12,026
    9            14,472            7,859          10,706         14,625           7,653          10,499         14,419
   10            16,508            8,609          12,111         17,137           8,505          12,008         17,034
   15            28,322           11,897          19,824         33,876          11,897          19,824         33,876
   20            43,399           14,281          28,683         60,564          14,281          28,683         60,564
   25            62,642           15,357          38,454        103,059          15,357          38,454        103,059
   30            87,201           14,294          48,323        170,442          14,294          48,323        170,442

                         DEATH BENEFIT
           -----------------------------------------

                     ASSUMING HYPOTHETICAL
                        GROSS (AND NET)
                  ANNUAL INVESTMENT RETURN OF
           -----------------------------------------
 END OF      0% GROSS      6% GROSS      12% GROSS
 POL YR    (-1.32% NET)   (4.60% NET)  (10.52% NET)
---------  -------------  -----------  -------------
    1          100,959       101,023       101,086
    2          101,899       102,086       102,280
    3          102,820       103,191       103,592
    4          103,719       104,336       105,032
    5          104,596       105,524       106,612
    6          105,450       106,755       108,346
    7          106,279       108,028       110,248
    8          107,082       109,344       112,335
    9          107,859       110,706       114,625
   10          108,609       112,111       117,137
   15          111,897       119,824       133,876
   20          114,281       128,683       160,564
   25          115,357       138,454       203,059
   30          114,294       148,323       270,442



(1) Assumes annual premiums are paid at the beginning of each policy year.



(2) Assumes no policy loans or withdrawals are made.



(3) Zero values indicate termination of insurance coverage in the absence of additional premium payments.



THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE ACTUAL EXPERIENCE OF THE ACCOUNTS. THE POLICY ACCOUNT VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0.00%, 6.00%, AND 12.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY STATE FARM OR ANY OF THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. VALUES ILLUSTRATED ARE NET OF ANY APPLICABLE CHARGES, SUCH AS PREMIUM CHARGES, MORTALITY AND EXPENSE RISK CHARGES, MONTHLY EXPENSE CHARGES, COST OF INSURANCE CHARGES, AND CHARGES FOR FUND EXPENSES AND FEES.


                                                                       19-------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                   MALE ISSUE AGE 35    STANDARD NON-TOBACCO
            $100,000 INITIAL DEATH BENEFIT    $1,250 ANNUAL PREMIUM
                             DEATH BENEFIT OPTION 2
                        VALUES BASED ON MAXIMUM CHARGES


                                        POLICY ACCOUNT VALUE                           CASH SURRENDER VALUE
                            ---------------------------------------------  ---------------------------------------------
                                        ASSUMING HYPOTHETICAL                          ASSUMING HYPOTHETICAL
                                           GROSS (AND NET)                                GROSS (AND NET)
              PREMIUMS               ANNUAL INVESTMENT RETURN OF                    ANNUAL INVESTMENT RETURN OF
             ACCUMULATED    ---------------------------------------------  ---------------------------------------------
 END OF    AT 5% INTEREST      0% GROSS        6% GROSS       12% GROSS       0% GROSS        6% GROSS       12% GROSS
 POL YR       PER YEAR       (-1.42% NET)     (4.49% NET)   (10.41% NET)    (-1.42% NET)     (4.49% NET)   (10.41% NET)
---------  ---------------  ---------------  -------------  -------------  ---------------  -------------  -------------
    1             1,313              904             966          1,028             646             708            770
    2             2,691            1,787           1,966          2,153           1,271           1,450          1,637
    3             4,138            2,644           2,998          3,382           2,128           2,482          2,866
    4             5,657            3,477           4,064          4,726           2,961           3,548          4,210
    5             7,252            4,285           5,163          6,195           3,769           4,647          5,679
    6             8,928            5,063           6,294          7,799           4,547           5,778          7,283
    7            10,686            5,813           7,457          9,551           5,401           7,045          9,139
    8            12,533            6,534           8,654         11,466           6,224           8,344         11,156
    9            14,472            7,223           9,882         13,557           7,017           9,676         13,351
   10            16,508            7,880          11,142         15,842           7,777          11,039         15,739
   15            28,322           10,604          17,874         30,849          10,604          17,874         30,849
   20            43,399           12,093          25,061         54,102          12,093          25,061         54,102
   25            62,642           11,619          31,877         89,811          11,619          31,877         89,811
   30            87,201            8,034          36,770        144,300           8,034          36,770        144,300

                         DEATH BENEFIT
           -----------------------------------------

                     ASSUMING HYPOTHETICAL
                        GROSS (AND NET)
                  ANNUAL INVESTMENT RETURN OF
           -----------------------------------------
 END OF      0% GROSS      6% GROSS      12% GROSS
 POL YR    (-1.42% NET)   (4.49% NET)  (10.41% NET)
---------  -------------  -----------  -------------
    1          100,904       100,966       101,028
    2          101,787       101,966       102,153
    3          102,644       102,998       103,382
    4          103,477       104,064       104,726
    5          104,285       105,163       106,195
    6          105,063       106,294       107,799
    7          105,813       107,457       109,551
    8          106,534       108,654       111,466
    9          107,223       109,882       113,557
   10          107,880       111,142       115,842
   15          110,604       117,874       130,849
   20          112,093       125,061       154,102
   25          111,619       131,877       189,811
   30          108,034       136,770       244,300



(1) Assumes annual premiums are paid at the beginning of each policy year.



(2) Assumes no policy loans or withdrawals are made.



(3) Zero values indicate termination of insurance coverage in the absence of additional premium payments.



THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE ACTUAL EXPERIENCE OF THE ACCOUNTS. THE POLICY ACCOUNT VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0.00%, 6.00%, AND 12.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY STATE FARM OR ANY OF THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. VALUES ILLUSTRATED ARE NET OF ANY APPLICABLE CHARGES, SUCH AS PREMIUM CHARGES, MORTALITY AND EXPENSE RISK CHARGES, MONTHLY EXPENSE CHARGES, COST OF INSURANCE CHARGES, AND CHARGES FOR FUND EXPENSES AND FEES.


---------
      20

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                   MALE ISSUE AGE 50    STANDARD NON-TOBACCO
            $100,000 INITIAL DEATH BENEFIT    $2,500 ANNUAL PREMIUM
                             DEATH BENEFIT OPTION 1
                        VALUES BASED ON CURRENT CHARGES


                                      POLICY ACCOUNT VALUE                        CASH SURRENDER VALUE
                            -----------------------------------------   -----------------------------------------
                                      ASSUMING HYPOTHETICAL                       ASSUMING HYPOTHETICAL
                                         GROSS (AND NET)                             GROSS (AND NET)
              PREMIUMS             ANNUAL INVESTMENT RETURN OF                 ANNUAL INVESTMENT RETURN OF
            ACCUMULATED     -----------------------------------------   -----------------------------------------
 END OF    AT 5% INTEREST     0% GROSS      6% GROSS      12% GROSS       0% GROSS      6% GROSS      12% GROSS
 POL YR       PER YEAR      (-1.32% NET)   (4.60% NET)   (10.52% NET)   (-1.32% NET)   (4.60% NET)   (10.52% NET)
---------  --------------   ------------   -----------   ------------   ------------   -----------   ------------
    1           2,625           1,893          2,020         2,146          1,257          1,384         1,510
    2           5,381           3,742          4,112         4,499          2,470          2,840         3,227
    3           8,275           5,542          6,279         7,077          4,270          5,007         5,805
    4          11,314           7,292          8,519         9,903          6,020          7,247         8,631
    5          14,505           8,990         10,836        13,003          7,718          9,564        11,731
    6          17,855          10,633         13,232        16,406          9,361         11,960        15,134
    7          21,373          12,217         15,705        20,144         11,199         14,687        19,126
    8          25,066          13,742         18,261        24,255         12,979         17,498        23,492
    9          28,945          15,204         20,902        28,781         14,695         20,393        28,272
   10          33,017          16,599         23,628        33,770         16,344         23,374        33,515
   15          56,644          22,313         38,590        67,871         22,313         38,590        67,871
   20          86,798          25,187         56,200       125,325         25,187         56,200       125,325
   25         125,284          23,604         78,177       218,977         23,604         78,177       218,977
   30         174,402          15,037        108,719       372,707         15,037        108,719       372,707

                         DEATH BENEFIT
           -----------------------------------------

                     ASSUMING HYPOTHETICAL
                        GROSS (AND NET)
                  ANNUAL INVESTMENT RETURN OF
           -----------------------------------------
 END OF      0% GROSS      6% GROSS      12% GROSS
 POL YR    (-1.32% NET)   (4.60% NET)   (10.52% NET)
---------  ------------   -----------   ------------
    1        100,000        100,000       100,000
    2        100,000        100,000       100,000
    3        100,000        100,000       100,000
    4        100,000        100,000       100,000
    5        100,000        100,000       100,000
    6        100,000        100,000       100,000
    7        100,000        100,000       100,000
    8        100,000        100,000       100,000
    9        100,000        100,000       100,000
   10        100,000        100,000       100,000
   15        100,000        100,000       100,000
   20        100,000        100,000       145,377
   25        100,000        100,000       234,306
   30        100,000        114,155       391,342



(1) Assumes annual premiums are paid at the beginning of each policy year.



(2) Assumes no policy loans or withdrawals are made.



(3) Zero values indicate termination of insurance coverage in the absence of additional premium payments.



THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE ACTUAL EXPERIENCE OF THE ACCOUNTS. THE POLICY ACCOUNT VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0.00%, 6.00%, AND 12.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY STATE FARM OR ANY OF THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. VALUES ILLUSTRATED ARE NET OF ANY APPLICABLE CHARGES, SUCH AS PREMIUM CHARGES, MORTALITY AND EXPENSE RISK CHARGES, MONTHLY EXPENSE CHARGES, COST OF INSURANCE CHARGES, AND CHARGES FOR FUND EXPENSES AND FEES.


                                                                       21-------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                   MALE ISSUE AGE 50    STANDARD NON-TOBACCO
            $100,000 INITIAL DEATH BENEFIT    $2,500 ANNUAL PREMIUM
                             DEATH BENEFIT OPTION 1
                        VALUES BASED ON MAXIMUM CHARGES


                                      POLICY ACCOUNT VALUE                           CASH SURRENDER VALUE
                          ---------------------------------------------  ---------------------------------------------
                                      ASSUMING HYPOTHETICAL                          ASSUMING HYPOTHETICAL
             PREMIUMS                    GROSS (AND NET)                                GROSS (AND NET)
            ACCUMULATED            ANNUAL INVESTMENT RETURN OF                    ANNUAL INVESTMENT RETURN OF
               AT 5%      ---------------------------------------------  ---------------------------------------------
 END OF      INTEREST        0% GROSS        6% GROSS       12% GROSS       0% GROSS        6% GROSS       12% GROSS
 POL YR      PER YEAR      (-1.42% NET)     (4.49% NET)   (10.41% NET)    (-1.42% NET)     (4.49% NET)   (10.41% NET)
---------  -------------  ---------------  -------------  -------------  ---------------  -------------  -------------
    1            2,625           1,748           1,869          1,992           1,112           1,233          1,356
    2            5,381           3,435           3,786          4,154           2,163           2,514          2,882
    3            8,275           5,056           5,749          6,502           3,784           4,477          5,230
    4           11,314           6,606           7,753          9,050           5,334           6,481          7,778
    5           14,505           8,082           9,797         11,817           6,810           8,525         10,545
    6           17,855           9,479          11,879         14,825           8,207          10,607         13,553
    7           21,373          10,792          13,998         18,101           9,775          12,980         17,083
    8           25,066          12,021          16,155         21,675          11,258          15,392         20,912
    9           28,945          13,159          18,348         25,582          12,650          17,839         25,073
   10           33,017          14,198          20,574         29,858          13,943          20,319         29,604
   15           56,644          17,532          32,025         58,633          17,532          32,025         58,633
   20           86,798          16,338          43,595        107,663          16,338          43,595        107,663
   25          125,284           6,620          54,641        187,779           6,620          54,641        187,779
   30          174,402               0          64,183        317,834               0          64,183        317,834

                         DEATH BENEFIT
           -----------------------------------------

                     ASSUMING HYPOTHETICAL
                        GROSS (AND NET)
                  ANNUAL INVESTMENT RETURN OF
           -----------------------------------------
 END OF      0% GROSS      6% GROSS      12% GROSS
 POL YR    (-1.42% NET)   (4.49% NET)  (10.41% NET)
---------  -------------  -----------  -------------
    1          100,000       100,000       100,000
    2          100,000       100,000       100,000
    3          100,000       100,000       100,000
    4          100,000       100,000       100,000
    5          100,000       100,000       100,000
    6          100,000       100,000       100,000
    7          100,000       100,000       100,000
    8          100,000       100,000       100,000
    9          100,000       100,000       100,000
   10          100,000       100,000       100,000
   15          100,000       100,000       100,000
   20          100,000       100,000       124,889
   25          100,000       100,000       200,923
   30                0       100,000       333,726



(1) Assumes annual premiums are paid at the beginning of each policy year.



(2) Assumes no policy loans or withdrawals are made.



(3) Zero values indicate termination of insurance coverage in the absence of additional premium payments.



THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE ACTUAL EXPERIENCE OF THE ACCOUNTS. THE POLICY ACCOUNT VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0.00%, 6.00%, AND 12.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY STATE FARM OR ANY OF THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. VALUES ILLUSTRATED ARE NET OF ANY APPLICABLE CHARGES, SUCH AS PREMIUM CHARGES, MORTALITY AND EXPENSE RISK CHARGES, MONTHLY EXPENSE CHARGES, COST OF INSURANCE CHARGES, AND CHARGES FOR FUND EXPENSES AND FEES.


---------
      22

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                   MALE ISSUE AGE 50    STANDARD NON-TOBACCO
            $100,000 INITIAL DEATH BENEFIT    $2,500 ANNUAL PREMIUM
                             DEATH BENEFIT OPTION 2
                        VALUES BASED ON CURRENT CHARGES


                                      POLICY ACCOUNT VALUE                           CASH SURRENDER VALUE
                          ---------------------------------------------  ---------------------------------------------
                                      ASSUMING HYPOTHETICAL                          ASSUMING HYPOTHETICAL
             PREMIUMS                    GROSS (AND NET)                                GROSS (AND NET)
            ACCUMULATED            ANNUAL INVESTMENT RETURN OF                    ANNUAL INVESTMENT RETURN OF
               AT 5%      ---------------------------------------------  ---------------------------------------------
 END OF      INTEREST        0% GROSS        6% GROSS       12% GROSS       0% GROSS        6% GROSS       12% GROSS
 POL YR      PER YEAR      (-1.32% NET)     (4.60% NET)   (10.52% NET)    (-1.32% NET)     (4.60% NET)   (10.52% NET)
---------  -------------  ---------------  -------------  -------------  ---------------  -------------  -------------
    1            2,625           1,885           2,011          2,137           1,249           1,375          1,501
    2            5,381           3,717           4,085          4,469           2,445           2,813          3,197
    3            8,275           5,491           6,220          7,010           4,219           4,948          5,738
    4           11,314           7,204           8,415          9,779           5,932           7,143          8,507
    5           14,505           8,854          10,668         12,796           7,582           9,396         11,524
    6           17,855          10,436          12,978         16,081           9,164          11,706         14,809
    7           21,373          11,943          15,338         19,654          10,926          14,320         18,637
    8           25,066          13,375          17,749         23,545          12,612          16,986         22,782
    9           28,945          14,725          20,206         27,777          14,216          19,698         27,269
   10           33,017          15,986          22,704         32,380          15,731          22,449         32,126
   15           56,644          20,589          35,408         61,972          20,589          35,408         61,972
   20           86,798          21,271          47,149        105,993          21,271          47,149        105,993
   25          125,284          16,042          55,124        170,903          16,042          55,124        170,903
   30          174,402           3,105          55,851        267,371           3,105          55,851        267,371

                         DEATH BENEFIT
           -----------------------------------------

                     ASSUMING HYPOTHETICAL
                        GROSS (AND NET)
                  ANNUAL INVESTMENT RETURN OF
           -----------------------------------------
 END OF      0% GROSS      6% GROSS      12% GROSS
 POL YR    (-1.32% NET)   (4.60% NET)  (10.52% NET)
---------  -------------  -----------  -------------
    1          101,885       102,011       102,137
    2          103,717       104,085       104,469
    3          105,491       106,220       107,010
    4          107,204       108,415       109,779
    5          108,854       110,668       112,796
    6          110,436       112,978       116,081
    7          111,943       115,338       119,654
    8          113,375       117,749       123,545
    9          114,725       120,206       127,777
   10          115,986       122,704       132,380
   15          120,589       135,408       161,972
   20          121,271       147,149       205,993
   25          116,042       155,124       270,903
   30          103,105       155,851       367,371



(1) Assumes annual premiums are paid at the beginning of each policy year.



(2) Assumes no policy loans or withdrawals are made.



(3) Zero values indicate termination of insurance coverage in the absence of additional premium payments.



THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE ACTUAL EXPERIENCE OF THE ACCOUNTS. THE POLICY ACCOUNT VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0.00%, 6.00%, AND 12.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY STATE FARM OR ANY OF THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. VALUES ILLUSTRATED ARE NET OF ANY APPLICABLE CHARGES, SUCH AS PREMIUM CHARGES, MORTALITY AND EXPENSE RISK CHARGES, MONTHLY EXPENSE CHARGES, COST OF INSURANCE CHARGES, AND CHARGES FOR FUND EXPENSES AND FEES.


                                                                       23-------

                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                   MALE ISSUE AGE 50    STANDARD NON-TOBACCO
            $100,000 INITIAL DEATH BENEFIT    $2,500 ANNUAL PREMIUM
                             DEATH BENEFIT OPTION 2
                        VALUES BASED ON MAXIMUM CHARGES


                                      POLICY ACCOUNT VALUE                           CASH SURRENDER VALUE
                          ---------------------------------------------  ---------------------------------------------
                                      ASSUMING HYPOTHETICAL                          ASSUMING HYPOTHETICAL
             PREMIUMS                    GROSS (AND NET)                                GROSS (AND NET)
            ACCUMULATED            ANNUAL INVESTMENT RETURN OF                    ANNUAL INVESTMENT RETURN OF
               AT 5%      ---------------------------------------------  ---------------------------------------------
 END OF      INTEREST        0% GROSS        6% GROSS       12% GROSS       0% GROSS        6% GROSS       12% GROSS
 POL YR      PER YEAR      (-1.42% NET)     (4.49% NET)   (10.41% NET)    (-1.42% NET)     (4.49% NET)   (10.41% NET)
---------  -------------  ---------------  -------------  -------------  ---------------  -------------  -------------
    1            2,625           1,737           1,858          1,980           1,101           1,222          1,344
    2            5,381           3,403           3,752          4,116           2,131           2,480          2,844
    3            8,275           4,992           5,675          6,417           3,720           4,403          5,145
    4           11,314           6,496           7,620          8,892           5,224           6,348          7,620
    5           14,505           7,910           9,582         11,552           6,638           8,310         10,280
    6           17,855           9,227          11,553         14,408           7,955          10,281         13,136
    7           21,373          10,442          13,526         17,471           9,425          12,509         16,453
    8           25,066          11,551          15,496         20,759          10,788          14,733         19,996
    9           28,945          12,545          17,453         24,284          12,036          16,944         23,775
   10           33,017          13,414          19,382         28,057          13,159          19,128         27,803
   15           56,644          15,395          27,990         51,022          15,395          27,990         51,022
   20           86,798          11,850          32,524         81,613          11,850          32,524         81,613
   25          125,284               0          27,737        119,912               0          27,737        119,912
   30          174,402               0           4,095        162,555               0           4,095        162,555

                         DEATH BENEFIT
           -----------------------------------------

                     ASSUMING HYPOTHETICAL
                        GROSS (AND NET)
                  ANNUAL INVESTMENT RETURN OF
           -----------------------------------------
 END OF      0% GROSS      6% GROSS      12% GROSS
 POL YR    (-1.42% NET)   (4.49% NET)  (10.41% NET)
---------  -------------  -----------  -------------
    1          101,737       101,858       101,980
    2          103,403       103,752       104,116
    3          104,992       105,675       106,417
    4          106,496       107,620       108,892
    5          107,910       109,582       111,552
    6          109,227       111,553       114,408
    7          110,442       113,526       117,471
    8          111,551       115,496       120,759
    9          112,545       117,453       124,284
   10          113,414       119,382       128,057
   15          115,395       127,990       151,022
   20          111,850       132,524       181,613
   25                0       127,737       219,912
   30                0       104,095       262,555



(1) Assumes annual premiums are paid at the beginning of each policy year.



(2) Assumes no policy loans or withdrawals are made.



(3) Zero values indicate termination of insurance coverage in the absence of additional premium payments.



THE HYPOTHETICAL RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE ACTUAL EXPERIENCE OF THE ACCOUNTS. THE POLICY ACCOUNT VALUE, CASH SURRENDER VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0.00%, 6.00%, AND 12.00% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY STATE FARM OR ANY OF THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME. VALUES ILLUSTRATED ARE NET OF ANY APPLICABLE CHARGES, SUCH AS PREMIUM CHARGES, MORTALITY AND EXPENSE RISK CHARGES, MONTHLY EXPENSE CHARGES, COST OF INSURANCE CHARGES, AND CHARGES FOR FUND EXPENSES AND FEES.


---------
      24

REQUESTING PAYMENTS AND
TELEPHONE TRANSACTIONS

Requesting Payments. Written requests for payment (except where telephone requests are authorized by us) must be sent to our Home Office or given to an authorized State Farm agent for forwarding to our Home Office. We will ordinarily pay any Death Benefit, loan proceeds or surrender or withdrawal proceeds in a lump sum within seven days after receipt at our Home Office of all the documents required for such a payment or, for surrenders and withdrawals, on a later date if you so request. Other than the Death Benefit, which is determined as of the date of the Insured's death, the amount will be determined as of the end of the Valuation Period during which our Home Office receives all required documents or, for surrenders and withdrawals, on a later date if you so request. The Death Benefit generally will be paid through the State Farm Benefit Management Account-Registered Trademark-, an interest bearing checking account. We will send the State Farm Benefit Management Account-Registered Trademark-checkbook to you within seven days after we receive all required documents. A Beneficiary will have immediate access to the proceeds by writing a check on the State Farm Benefit Management Account-Registered Trademark-. Interest will be paid on the amount in the State Farm Benefit Management
Account-Registered Trademark- from the date of the Insured's death to the date the State Farm Benefit Management Account-Registered Trademark- is closed. Amounts in the State Farm Benefit Management Account-Registered Trademark- are not insured by the Federal Deposit Insurance Corporation or any other agency.

We may delay making a payment or processing a transfer request if: (1) the disposal or valuation of the Variable Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC by order permits postponement of payment to protect State Farm's Policy Owners. We also may defer making payments attributable to a check that has not cleared, and we may defer payment of proceeds from the Fixed Account for a withdrawal, surrender or Policy loan request for up to six months from the date we receive the request. However, we will not defer payment of a withdrawal or Policy loan requested to pay a premium due on a State Farm policy.

The Policy offers a wide variety of optional ways of receiving proceeds payable under the Policy other than in a lump sum. An authorized State Farm agent can explain these options upon request. None of these options vary with the investment performance of a Variable Account because they are all forms of fixed-benefit annuities.

Telephone Transactions. You may make certain requests under the Policy by telephone provided we have your written authorization on file at the Home Office. These include requests for transfers, withdrawals, Policy loans, changes in premium allocation designations, dollar-cost averaging changes and changes in the portfolio rebalancing program. Our Home Office will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone, providing written confirmation of such transactions, and/or tape recording of telephone instructions. Your request for telephone transactions authorizes us to record telephone calls. If reasonable procedures are not employed, we may be liable for any losses due to unauthorized or fraudulent instructions. However, if reasonable procedures are employed, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to place limits, including dollar limits, on telephone transactions.

OTHER POLICY BENEFITS AND PROVISIONS

Exchange Provision. You have the right to transfer all of your Policy Account Value to the Fixed Account during the first two Policy Years (or the first two years after an increase in Basic Amount), or within 60 days after the effective date of a material change in the investment policy of the Variable Account. Such transfers are not counted for purposes of determining whether a transfer processing fee applies.


For Policies issued in New York, on any Policy Anniversary, you have the right to request that we exchange the Policy for a fixed paid-up whole life insurance policy. Such exchanges are not counted for purposes of determining whether a transfer processing fee applies. If Death Benefit Option 2 is in effect, we will change the death benefit option to Death Benefit Option 1. The effective date of the whole life insurance policy will be the Policy Anniversary on or next following the date we receive your request. We will transfer the entire Subaccount Policy


                                                                       25-------

Value to the Fixed Account. The Basic Amount after the change will be determined by applying the Cash Surrender Value on the Policy Anniversary as a single premium at the Insured's age, sex, and rate class. We will use the mortality table used to determine the maximum cost of insurance rates and the guaranteed interest rate for the Fixed Account. Any riders will be terminated. No monthly expense charge will be made. No further changes in Basic Amount, changes in death benefit option, or withdrawals will be allowed. The Fixed Policy Account Value will be reduced by the amount of any surrender charge and the Loan Amount. No further surrender charge will be applied. The Basic Amount Minimum will not apply.


Other Policy Provisions. The Policy contains provisions addressing the following matters:

    - DIVIDENDS. The Policy is participating. However, we do not anticipate that any dividends will be paid on the Policy.

    - INCONTESTABILITY. The Policy limits our right to contest the Policy as issued or as increased, for reasons of material misstatements contained in the application, after it has been in force during the Insured's lifetime for a minimum period, generally for two years from the Issue Date of the Policy or effective date of the increase.

    - LIMITED DEATH BENEFIT. The Policy limits the Death Benefit if the Insured dies by suicide generally within two years after the Issue Date of the Policy or effective date of the increase.

    - MISSTATEMENT OF AGE OR SEX. The Death Benefit will be adjusted if the Insured's Age or sex has been misstated in the application.

Beneficiary. You may name the Beneficiary(ies) when you apply for the Policy. The Beneficiary is entitled to the insurance benefits under the Policy. You may change the Beneficiary or the order of payment during the Insured's lifetime by providing a written request to the Home Office. Your change will be effective on the date the request is signed or on any later date specified in the request, but the change will not affect any action we have taken before we receive the request. When the Insured dies, we will make payment in equal shares to the primary Beneficiary(ies) living when payment is made. If no Beneficiary is living when the Insured dies, we will make a one sum payment to you, if you are alive when payment is made. Otherwise, we will make a one sum payment to the estate of the last survivor of you and all Beneficiaries.

Reinstatement. If the Policy has not been surrendered, the Policy may be reinstated within five years after lapse, subject to compliance with certain conditions, including the payment of a necessary premium and submission of satisfactory evidence of insurability. See your Policy for further information.

Other Changes. At any time we may make such changes in the Policy as are necessary to assure compliance at all times with the definition of life insurance prescribed by the Code; to make the Policy, our operations, or the operation of the Variable Account conform with any law or regulation issued by any government agency to which they are subject; or to reflect a change in the operation of the Variable Account, if allowed by the Policy. Only an officer of the Company has the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. All endorsements, amendments, or riders must be signed by an officer to be valid.

Reports to Policy Owners. State Farm maintains records and accounts of all transactions involving the Policy, the Variable Account, the Fixed Account and the Loan Account. Each year, or more often if required by law, you will be sent a report showing information about your Policy for the period covered by the report. You will also be sent an annual and a semi-annual report for each Fund underlying a Subaccount to which you have allocated Policy Account Value, as required by the 1940 Act. In addition, when you pay premiums (other than by pre-authorized checking account deduction) or if you take out a Policy loan, make transfers or make withdrawals, you will receive a written confirmation of these transactions.


Assignment and Change of Owner. You may assign the Policy subject to its terms. We will not be deemed to know of an assignment unless we receive a written copy of it at our Home Office. We assume no responsibility for the validity or effect of any assignment. In certain circumstances, an assignment may be a taxable event. See "Tax Considerations", page 31. You may change the Owner of the Policy by sending a written request to our Home Office while the Insured is alive and the Policy is in force. The change will take effect the date you sign the Written Request, but the change will not affect any action we have taken before we receive the Written Request. A change of Owner does not change the Beneficiary designation.


Supplemental Benefits. The following supplemental benefits are available and may be added to your Policy by rider. Monthly charges for these benefits will be deducted from your Policy Account Value as part of the Monthly Deduction (see page 10).

    GUARANTEED INSURABILITY OPTION RIDER. Allows you to increase the Basic Amount on the specific option dates without evidence of insurability.

    DISABILITY WAIVER OF MONTHLY DEDUCTION RIDER. Provides for the waiver of the Monthly Deductions upon total disability of the Insured for as long as the disability continues.

    ADDITIONAL INSURED RIDER. Provides level term insurance coverage for the spouse of the Insured to spouse's age 80.

    ACCIDENTAL DEATH BENEFIT RIDER. Provides additional death benefit if accidental death occurs prior to age 70.

    CHILDREN'S TERM RIDER. Provides term life insurance on your eligible children.

Additional rules and limits apply to these supplemental benefits. Please ask your authorized State Farm agent for further information or contact our Home Office.

---------
      26

STATE FARM AND THE FIXED ACCOUNT

State Farm Life and Accident Assurance Company. State Farm is an Illinois stock life insurance company that is wholly-owned by State Farm Mutual Automobile Insurance Company, an Illinois mutual insurance company. State Farm's home office is located at One State Farm Plaza, Bloomington, Illinois 61710. State Farm was incorporated in 1960 and has been continuously engaged in the life insurance business since that year. State Farm is subject to regulation by the Insurance Department of the State of Illinois as well as by the insurance departments of all other states in which it does business. State Farm sells insurance in New York and Wisconsin and is also licensed in Illinois and Connecticut. State Farm submits annual statements on its operations and finances to insurance officials in such states. The Policy described in this prospectus has been filed with and, where required, approved by, insurance officials in those states where it is sold.

State Farm Directors and Officers. State Farm is managed by a board of directors. The following table sets forth the name and principal occupations during the past five years of each of State Farm's directors. Each person's address is One State Farm Plaza, Bloomington, Illinois 61710-0001.

                               BOARD OF DIRECTORS

NAME AND ADDRESS   POSITION WITH STATE FARM                  PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
-----------------  ------------------------  ---------------------------------------------------------------------------

Edward B. Rust,    Director; President       Chairman of the Board, President and CEO -- State Farm Mutual Automobile
Jr.                                          Insurance Company; President and CEO -- State Farm Fire and Casualty
                                             Company; President and CEO -- State Farm General Insurance Company;
                                             President -- State Farm County Mutual Insurance Company of Texas; Director
                                             -- State Farm Lloyds, Inc.; Chairman of the Board, President and Treasurer
                                             -- State Farm Companies Foundation; Director -- State Farm International
                                             Services, Inc.; President and Director -- State Farm Life Insurance
                                             Company, State Farm Annuity and Life Insurance Company, State Farm Life and
                                             Accident Assurance Company, State Farm Investment Management Corp., State
                                             Farm Growth Fund, Inc., State Farm Balanced Fund, Inc., State Farm Interim
                                             Fund, Inc., and State Farm Municipal Bond Fund, Inc.; President, CEO and
                                             Director -- State Farm VP Management Corp.; President, CEO and Trustee --
                                             State Farm Variable Product Trust (1997-present)

Roger B. Tompkins  Director; Executive Vice  Director and Executive Vice President -- State Farm Life Insurance Company,
                   President                 State Farm Annuity and Life Insurance Company, and State Farm Life and
                                             Accident Assurance Company (1997-present); Vice President -- California --
                                             State Farm Mutual Automobile Insurance Company, State Farm Fire and
                                             Casualty Company, State Farm General Insurance Company; Vice President and
                                             Director (1997-present), -- State Farm VP Management Corp.

Charles R. Wright  Director; Agency Vice     Director (1995-present) and Agency Vice President (1992-present) -- State
                   President                 Farm Mutual Automobile Insurance Company; -- State Farm Fire and Casualty
                                             Company, State Farm General Insurance Company, State Farm International
                                             Services, Inc., State Farm Life Insurance Company, State Farm Annuity and
                                             Life Insurance Company, and State Farm Life and Accident Assurance Company;
                                             Vice President and Director (1997-present) -- State Farm VP Management
                                             Corp.

Bruce Callis       Director                  Director -- State Farm Annuity and Life Insurance Company (1986-present),
                                             State Farm Life and Accident Assurance Company (1991-present), State Farm
                                             General Insurance Company (1992-1998), State Farm Companies Foundation
                                             (1992-present); Senior Vice President -- State Farm Mutual Automobile
                                             Insurance Company (1995-present); Vice President -- State Farm Mutual
                                             Automobile Insurance Company (1983-1995)

                                                                       27-------

NAME AND ADDRESS   POSITION WITH STATE FARM                  PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
-----------------  ------------------------  ---------------------------------------------------------------------------
Roger S. Joslin    Director                  Director, Senior Vice President and Treasurer -- State Farm Mutual
                                             Automobile Insurance Company; Director, Chairman of the Board and Treasurer
                                             -- State Farm Fire and Casualty Company; Director, Vice President and
                                             Treasurer -- State Farm General Insurance Company; Treasurer -- State Farm
                                             County Mutual Insurance Company of Texas; Director, Vice President and
                                             Treasurer -- State Farm Lloyds, Inc.; Assistant Treasurer -- State Farm
                                             Companies Foundation; Director, Vice President and Treasurer -- State Farm
                                             International Services, Inc., State Farm Investment Management Corp., State
                                             Farm Growth Fund, Inc., State Farm Balanced Fund, Inc., State Farm Interim
                                             Fund, Inc., and State Farm Municipal Bond Fund, Inc.; Director -- State
                                             Farm Life Insurance Company, State Farm Annuity and Life Insurance Company,
                                             and State Farm Life and Accident Assurance Company; Vice President,
                                             Treasurer and Director (1997-present) -- State Farm VP Management Corp.;
                                             Vice President, Treasurer and Trustee (1997-present) -- State Farm Variable
                                             Product Trust

Roger J. Lehman    Director                  Director -- State Farm General Insurance Company (1990-1997), State Farm
                                             Fire and Casualty Company (1992-1995), State Farm Life and Accident
                                             Assurance Company (1992-present); Vice President -- State Farm Mutual
                                             Automobile Insurance Company, State Farm Fire and Casualty Company, and
                                             State Farm General Insurance Company (1987-1994)

Kurt G. Moser      Director; Vice President  Vice President -- Investments -- State Farm Mutual Automobile Insurance
                   -- Investments            Company; Director and Vice President -- Investments -- State Farm Fire and
                                             Casualty Company, State Farm General Insurance Company, State Farm Life
                                             Insurance Company, State Farm Annuity and Life Insurance Company, and State
                                             Farm Life and Accident Assurance Company; Vice President -- Investments --
                                             State Farm County Mutual Insurance Company of Texas, State Farm Lloyds,
                                             Inc., and State Farm International Services, Inc.; Investment Officer --
                                             State Farm Indemnity Company; Underwriter -- State Farm Lloyds; Director
                                             and Senior Vice President -- State Farm Investment Management Corp.; Vice
                                             President -- State Farm Growth Fund, Inc., State Farm Balanced Fund, Inc.,
                                             State Farm Interim Fund, Inc., and State Farm Municipal Bond Fund, Inc.;
                                             Director -- State Farm VP Management Corp.; Vice President -- State Farm
                                             Variable Product Trust (1997-present)

Laura P. Sullivan  Director; Vice President  Vice President -- Counsel and Secretary of the Board -- State Farm Mutual
                   -- Counsel; and           Automobile Insurance Company, State Farm Fire and Casualty Company;
                   Secretary                 Director -- Vice President -- Counsel and Secretary of the Board -- State
                                             Farm General Insurance Company; Assistant Secretary -- Treasurer -- State
                                             Farm County Mutual Insurance Company of Texas; Director and Assistant
                                             Secretary -- State Farm Indemnity Company; Director, Vice President --
                                             Secretary -- State Farm Companies Foundation; Assistant Secretary -- State
                                             Farm International Services, Inc.; Vice President -- Counsel and Secretary
                                             of the Board -- State Farm Life Insurance Company, State Farm Annuity and
                                             Life Insurance Company, State Farm Life and Accident Insurance Company

Vincent J.         Director                  Director, Vice Chairman of the Board, Executive Vice President and Chief
Trosino                                      Operating Officer -- State Farm Mutual Automobile Insurance Company;
                                             Director and Vice President -- State Farm Fire and Casualty Company, State
                                             Farm General Insurance Company; Director -- State Farm Lloyds, Inc.;
                                             Assistant Secretary -- State Farm Companies Foundation; Director -- State
                                             Farm International Services, Inc., State Farm Life Insurance Company, State
                                             Farm Annuity and Life Insurance Company, State Farm Life and Accident
                                             Assurance Company, State Farm Investment Management Corp.

---------
      28

The following table sets forth the names and principal occupations during the past five years of the senior officers of State Farm (other than officers listed above who are members of State Farm's Board of Directors). Each person's address is One State Farm Plaza, Bloomington, Illinois 61710-0001.

                                SENIOR OFFICERS


                         POSITION WITH STATE
   NAME AND ADDRESS              FARM                          PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
----------------------  ----------------------  -------------------------------------------------------------------------
James G. Fisher         Vice President --       Vice President -- Operations (1995 - present) -- State Farm Life
                        Operations              Insurance Company, State Farm Life and Accident Assurance Company;
                                                Executive Assistant (1994 - 1995), and Agency Director (1988 - 1994) --
                                                State Farm Insurance Companies

William A. Montgomery   Senior Vice President   Senior Vice President and General Counsel -- State Farm Mutual Automobile
                        and General Counsel     Insurance Company, State Farm Fire and Casualty Company, State Farm
                                                General Insurance Company, State Farm Life Insurance Company, State Farm
                                                Annuity and Life Insurance Company, and State Farm Life and Accident
                                                Assurance Company since 1997 (Vice President and General Counsel from
                                                1993 - 1997); Law Firm Partner (through 1993) -- Schiff, Hardin & Waite

Danny L. Scott, M.D.    Vice President and      Vice President and Medical Director -- State Farm Life Insurance Company,
                        Medical Director        State Farm Annuity and Life Insurance Company, and State Farm Life and
                                                Accident Assurance Company

Darrell W. Beernink     Vice President and      Vice President and Actuary -- Health -- State Farm Mutual Automobile
                        Actuary                 Insurance Company; Director, Vice President and Actuary -- State Farm
                                                Life Insurance Company; Vice President and Actuary -- State Farm Annuity
                                                and Life Insurance Company, and State Farm Life and Accident Assurance
                                                Company

Dale R. Egeberg         Vice President and      Vice President and Controller -- Life -- State Farm Life Insurance
                        Controller -- Life      Company, State Farm Annuity and Life Insurance Company, and State Farm
                                                Life and Accident Assurance Company (1997 - present); Controller -- State
                                                Farm Life Insurance Company, State Farm Annuity and Life Insurance
                                                Company, and State Farm Life and Accident Assurance Company (through
                                                1997)

Terry L. Huff           Vice President --       Vice President -- Advanced Products (1998 - present), Assistant Vice
                        Advanced Products       President (1997-1998), and Actuary (prior to 1997) -- State Farm Life
                                                Insurance Company, State Farm Annuity and Life Insurance Company, and
                                                State Farm Life and Accident Assurance Company

Max E. McPeek           Vice President --       Vice President--Compliance (1998 - present), Assistant Vice President--
                        Compliance              Compliance (1997-1998), Assistant Vice President (prior to 1997) -- State
                                                Farm Life Insurance Company, State Farm Annuity and Life Insurance
                                                Company, and State Farm Life and Accident Assurance Company


                                                                       29-------

A fidelity bond in the amount of $5 million covering State Farm's directors, officers and employees has been issued by National Union Fire Insurance Company.

State Farm's Fixed Account Option. The Fixed Account is part of State Farm's general account assets. State Farm's general account assets are used to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, State Farm has sole discretion over the investment of the assets of the Fixed Account.

Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 nor has the Fixed Account been registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the Fixed Account. The disclosure regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

THE VARIABLE ACCOUNT AND THE TRUST

The Variable Account. State Farm established the Variable Account as a separate investment account under Illinois law on December 9, 1996. State Farm owns the assets in the Variable Account and is obligated to pay all benefits under the Policies. The Variable Account is used to support the Policies as well as for other purposes permitted by law. The Variable Account is registered with the SEC as a unit investment trust under the 1940 Act and qualifies as a "separate account" within the meaning of the federal securities laws. Such registration does not involve any supervision by the SEC of the management of the Variable Account or State Farm. State Farm has established other separate investment accounts, of which State Farm Life and Accident Assurance Company Variable Annuity Separate Account is registered with the SEC under the 1940 Act.

The Variable Account is divided into Subaccounts, each of which currently invests in shares of a specific Fund of State Farm Variable Product Trust. These Subaccounts buy and redeem Fund shares at net asset value without any sales charge. Any dividend from net investment income and distribution from realized gains from security transactions of a Fund is reinvested at net asset value in shares of the same Fund. Income, gains and losses, realized or unrealized, of a Subaccount are credited to or charged against that Subaccount without regard to any other income, gains or losses of State Farm. Assets equal to the reserves and other contract liabilities with respect to each Subaccount are not chargeable with liabilities arising out of any other business or account of State Farm. If the assets exceed the required reserves and other liabilities, State Farm may transfer the excess to its general account.

The Variable Account may include other Subaccounts that are not available under the Policy and are not otherwise discussed in this prospectus. State Farm may substitute another subaccount or insurance company separate account under the Policy if, in State Farm's judgment, investment in a Subaccount should no longer be possible or becomes inappropriate to the purposes of the Policies, or if investment in another subaccount or insurance company separate account is in the best interest of Owners. No substitution may take place without notice to Owners and prior approval of the SEC and insurance regulatory authorities, to the extent required by the 1940 Act and applicable law.

The Trust. State Farm Investment Management Corp. ("SFIM"), a wholly owned subsidiary of State Farm Mutual Automobile Insurance Company, serves as investment adviser to the Trust. SFIM has engaged Barclays Global Fund Advisors as the investment sub-adviser to provide day-to-day portfolio management for the Large Cap Equity Index Fund, the Small Cap Equity Index Fund, and the International Equity Index Fund. For more information concerning the investment adviser and investment sub-adviser, please see the accompanying prospectus for the Trust.

Voting of Fund Shares. State Farm is the legal owner of shares held by the Subaccounts and as such has the right to vote on all matters submitted to shareholders of the Funds. However, as required by law, State Farm will vote shares held in the Subaccounts at regular and special meetings of shareholders of the Funds in accordance with instructions received from Owners with Policy Account Value in the Subaccounts. To obtain voting instructions from Owners, before a meeting of shareholders of the Funds State Farm will send Owners voting instruction material, a voting instruction form and any other related material. Shares held by a Subaccount for which no timely instructions are received will be voted by State Farm in the same proportion as those shares for which voting instructions are received. Should the applicable federal securities laws, regulations or interpretations thereof change so as to permit State Farm to vote shares of the Funds in its own right, State Farm may elect to do so. State Farm may, if required by state insurance officials, disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Funds, or to approve or disapprove an investment advisory agreement. In addition, State Farm may under certain circumstances disregard voting instructions that would require changes in the investment policy or investment adviser of one

---------
      30
or more of the Funds, provided that State Farm reasonably disapproves of such changes in accordance with applicable federal regulations. If State Farm ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next report to Owners.

TAX CONSIDERATIONS

Introduction. The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon State Farm's understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service (the "IRS").

Tax Status of the Policy. In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a Policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, State Farm believes that a Policy issued on the basis of a standard risk class should satisfy the applicable requirements. There is less guidance with respect to Policies issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk), and it is not clear whether such a Policy would satisfy the applicable requirements, particularly if the Owner pays the full amount of premiums permitted under the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, State Farm may take appropriate steps to bring the Policy into compliance with such requirements and reserves the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the Variable Account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the Variable Account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility of an Owner to allocate premium payments and Policy Account Values, have not been explicitly addressed in published rulings. While State Farm believes that the Policies do not give Owners investment control over Variable Account assets, State Farm reserves the right to modify the Policies as necessary to prevent an Owner from being treated as the owner of the Variable Account assets supporting the Policy.

In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order for the Policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Variable Account, through the Funds, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Policy Benefits

In General. State Farm believes that the Death Benefit under a Policy should be excludible from the gross income of the Beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary. A tax advisor should be consulted on these consequences.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax advisor.

Generally, the Owner will not be deemed to be in constructive receipt of the Policy Account Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by (e.g., by assignment), a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a Modified Endowment Contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven Policy Years. Certain changes in a Policy after it is issued could also cause it to be classified as a Modified Endowment Contract. A current or prospective Owner should consult with a competent advisor to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract. State Farm will monitor the Policies, however, and will attempt to notify an Owner on a timely basis if it believes that such Owner's Policy is in jeopardy of becoming a Modified Endowment Contract.

Distributions from Modified Endowment Contracts. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

                                                                       31-------

    (1) All distributions, including distributions upon surren-der and withdrawals, will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the unloaned Policy Account Value (Cash Surrender Value for surrenders) immediately before the distribution plus prior distributions over the Owner's total investment in the Policy at that time. "Total investment in the Policy" means the aggregate amount of any premiums or other considerations paid for a Policy, plus any previously taxed distributions, minus any credited dividends.

    (2) Loans taken from or secured by (e.g., by assignment), such a Policy are treated as distributions and taxed accordingly.

    (3) A 10 percent additional income tax is imposed on the amount included in income except where the distribution or loan is made when the Owner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary or designated Beneficiary.

Distributions from Policies that are not Modified Endowment
Contracts. Distributions from a Policy that is not a Modified Endowment Contract are generally treated first as a recovery of an Owner's investment in the Policy and only after the recovery of all investment in the Policy as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions.

Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional tax.

Policy Loans. In general, interest on a loan from a Policy will not be deductible. Before taking out a Policy loan, an Owner should consult a tax advisor as to the tax consequences.

Multiple Policies. All Modified Endowment Contracts that are issued by State Farm (or its affiliates) to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Owner's income when a taxable distribution occurs.

Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. For instance, the President's 1999 Budget Proposal recommended legislation that, if enacted, would adversely modify the federal taxation of this Policy. It is possible that any legislative change could be retroactive (that is, effective prior to the date of the change). Consult a tax advisor with respect to legislative developments and their effect on the Policy.

ADDITIONAL INFORMATION

Sale of the Policies. State Farm VP Management Corp., a subsidiary of State Farm Mutual Automobile Insurance Company, acts as the principal underwriter of the Policies. State Farm VP Management Corp. also acts as principal underwriter for State Farm Life and Accident Assurance Company Variable Annuity Separate Account, a separate account also established by State Farm, and may act as principal underwriter for other separate accounts established by affiliates of State Farm. State Farm VP Management Corp. is a corporation organized under the laws of the state of Delaware in 1996, is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Policies may not be available in all states. The Policies are sold by certain registered representatives of State Farm VP Management Corp. who are also appointed and licensed as State Farm insurance agents. Commissions are payable to the broker-dealer under two alternative commission schedules, depending on which schedule is elected by the registered representatives. Under the first schedule, commissions will not exceed 40% of the premiums received up to the Primary Compensation Premium (as defined in agreements between State Farm VP Management Corp. and its registered representatives) and 3 1/2% of all other premiums received. Under the second schedule, commissions will not exceed 30% of the premiums received up to the first Primary Compensation Premium, 15% of the premiums received up to the next two Primary Compensation Premiums, and 4% of all other premiums received. In addition, State Farm may pay incentive bonuses or expense reimbursements.

Other Information. A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees. The omitted information is also available at the SEC's Internet site (http://www.sec.gov).

Preparing for Year 2000. Like all financial services providers, State Farm, in administering the Policies, utilizes systems that may be affected by Year 2000 transition issues and relies on service providers that also may be affected. State Farm has developed, and is in the process of implementing, a Year 2000

---------
      32
transition plan, and is confirming that its service providers are also so engaged. The resources that are being devoted to this effort are substantial. We are unable to predict the outcome of these efforts; however, as of the date of this prospectus, it is not anticipated that Owners will experience negative effects with respect to their Policies as a result of Year 2000 transition implementation. Business application systems and external interfaces will be tested, prioritized and remediated as necessary to provide continuous, uninterrupted service. Our target date for completion is June, 1999 or earlier for most activities, but there can be no assurance that State Farm will be successful, or that interaction with other service providers will not impact State Farm's services at that time.


Litigation. State Farm and its affiliates, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Since the outcome of any litigation cannot be predicted with certainty, State Farm believes that it is possible that such litigation could have a material impact on State Farm, although State Farm does not believe it would have any impact on the Variable Account.


Legal Matters. The legal matters in connection with the Policy described in this prospectus have been passed on by William A. Montgomery, the Senior Vice President and General Counsel of State Farm. Sutherland, Asbill & Brennan LLP of Washington, D.C. has provided advice on matters relating to the federal securities laws.

Relationships with the Companies that Maintain the Benchmark Indices.

Standard & Poor's

Standard & Poor's-Registered Trademark-, S&P-Registered Trademark-, S&P 500-Registered Trademark-, Standard & Poor's 500 and 500 are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by State Farm and the Trust. Neither the State Farm Variable Universal Life Policy, the Large Cap Equity Index Fund, nor the Stock and Bond Balanced Fund (the "Product and the Funds") is sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P").

S&P makes no representation or warranty, express or implied, to the owners of the Product and the Funds or any member of the public regarding the advisability of investing in securities generally or in the Product and Funds particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to State Farm and the Trust is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to State Farm, the Trust, the Product, or the Funds. S&P has no obligation to take the needs of State Farm, the Trust or the owners of the Product or the Funds into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Product or the Funds or the timing of the issuance or sale of the Product or the Funds or in the determination or calculation of the equation by which the Product or the Funds are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Product or the Funds.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY STATE FARM, THE TRUST, OWNERS OF THE PRODUCT AND FUNDS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Frank Russell Company

1) The Russell 2000-Registered Trademark- Index is a trademark/service mark of the Frank Russell Company. Russell-TM- is a trademark of the Frank Russell Company. The Small Cap Equity Index Fund is not promoted, sponsored or endorsed by, nor in any way affiliated with Frank Russell Company. Frank Russell Company is not responsible for and has not reviewed the prospectus for the Small Cap Equity Index Fund nor any associated literature or publications and Frank Russell Company makes no representation or warranty, express or implied, as to their accuracy, or completeness, or otherwise.

2) Frank Russell Company reserves the right, at any time and without notice, to alter, amend, terminate or in any way change its Index. Frank Russell Company has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating the Index.

3) Frank Russell Company's publication of the Index in no way suggests or implies an opinion by Frank Russell Company as to the attractiveness or appropriateness of investment in

                                                                       33-------
   any or all securities upon which the Index is based. FRANK RUSSELL COMPANY MAKES NO REPRESENTATION, WARRANTY, OR GUARANTEE AS TO THE ACCURACY, COMPLETENESS, RELIABILITY, OR OTHERWISE OF THE INDEX OR ANY DATA INCLUDED IN THE INDEX. FRANK RUSSELL COMPANY MAKES NO REPRESENTATION OR WARRANTY REGARDING THE USE, OR THE RESULTS OF USE, OF THE INDEX OR ANY DATA INCLUDED THEREIN, OR ANY SECURITY (OR COMBINATION THEREOF) COMPRISING THE INDEX. FRANK RUSSELL COMPANY MAKES NO OTHER EXPRESS OR IMPLIED WARRANTY, AND EXPRESSLY DISCLAIMS ANY WARRANTY, OF ANY KIND, INCLUDING, WITHOUT MEANS OF LIMITATION, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA OR ANY SECURITY (OR COMBINATION THEREOF) INCLUDED THEREIN.

Morgan Stanley & Co. Incorporated

The Morgan Stanley Capital International Europe, Australia, and Far East Free (EAFE-Registered Trademark- Free) Index is the exclusive property of Morgan Stanley & Co. Incorporated ("Morgan Stanley"). Morgan Stanley Capital International is a service mark of Morgan Stanley and has been licensed for use by the Trust.

The International Equity Index Fund (the "Fund") is not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this Fund or any member of the public regarding the advisability of investing in funds generally or in this Fund particularly or the ability of the Morgan Stanley Capital International EAFE Free Index to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the Morgan Stanley Capital International EAFE Free Index which is determined, composed and calculated by Morgan Stanley without regard to the issuer of this Fund. Morgan Stanley has no obligation to take the needs of the issuer of this Fund or the owners of this Fund into consideration in determining, composing or calculating the Morgan Stanley Capital International EAFE Free Index. Morgan Stanley is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of this Fund to be issued or in the determination or calculation of the equation by which this Fund is redeemable for cash. Morgan Stanley has no obligation or liability to owners of this Fund in connection with the administration, marketing or trading of this Fund. ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDEX FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND /OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE TRUST, THE TRUST'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.


Experts. The statutory basis statements of admitted assets, liabilities and surplus of State Farm Life and Accident Assurance Company as of December 31, 1997 and 1996, and the related statutory basis statements of income and changes in surplus, and cash flows for the years then ended, appearing in this prospectus have been audited by Coopers & Lybrand L.L.P. (now PricewaterhouseCoopers LLP), independent accountants, with offices in Chicago, Illinois, whose report thereon is set forth elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing. As stated in their report, these financial statements were prepared by State Farm in conformity with the accounting practices prescribed or permitted by the Insurance Department of the State of Illinois (statutory basis), which practices differ from generally accepted accounting principles (GAAP). The effect on the financial statements of the variances between the statutory basis of accounting and GAAP, although not reasonably determinable, are presumed to be material. Therefore, their report contains a qualified opinion on the financial statements of State Farm in conformity with GAAP, but an unqualified opinion in conformity with statutory basis accounting. Actuarial matters included in this prospectus have been examined by Gerry Brogla, F.S.A., Actuary of State Farm, whose opinion is filed as an exhibit to the registration statement.


Financial Statements. The audited statutory basis statements of admitted assets, liabilities and surplus of State Farm Life and Accident Assurance Company as of December 31, 1997 and 1996, and the related statutory basis statements of income and changes in surplus, and cash flows for the years then ended, as well as the Report of the Independent Accountants, appear in Appendix B. The unaudited interim statutory basis statements of admitted assets, liabilities and surplus of State Farm Life and Accident Assurance Company as of June 30, 1998, also appear in Appendix B. The financial statements of State Farm should be considered only as bearing on our ability to meet our obligations under the Policies. THEY SHOULD NOT BE CONSIDERED AS BEARING ON THE INVESTMENT PERFORMANCE OF THE ASSETS HELD IN THE VARIABLE ACCOUNT. No financial statements are presented in this prospectus for the Variable Account because it had not yet commenced operations, had no assets or liabilities, and had received no income nor incurred any expenses as of the date of this prospectus.

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      34

                                   APPENDIX A
                          EXAMPLE OF SURRENDER CHARGES



                          POLICY ISSUED TO MALE AGE 35    POLICY ISSUED TO MALE AGE 50
                          ------------------------------  ------------------------------

                                             $50,000
                                            INCREASE                         $50,000
                                            IN BASIC                        INCREASE
                                             AMOUNT,                        IN BASIC
       BEGINNING                             POLICY                          AMOUNT,
------------------------    $100,000      BEGINNING OF      $100,000      BEGINNING OF
  POLICY       POLICY        INITIAL      YEAR 16 (AGE       INITIAL      YEAR 16 (AGE
   YEAR         MONTH     BASIC AMOUNT         50)        BASIC AMOUNT         65)
-----------  -----------  -------------  ---------------  -------------  ---------------
         1            1     $   21.50*      $    0.00       $   53.00*      $    0.00
         1            6        129.00            0.00          318.00            0.00
         1           12        258.00            0.00          636.00            0.00
         2            6        387.00            0.00          954.00            0.00
         2           12        516.00            0.00        1,272.00            0.00
         3            1        516.00            0.00        1,272.00            0.00
         4            1        516.00            0.00        1,272.00            0.00
         5            1        516.00            0.00        1,272.00            0.00
         6            1        516.00            0.00        1,272.00            0.00
         7            1        412.80            0.00        1,017.60            0.00
         8            1        309.60            0.00          763.20            0.00
         9            1        206.40            0.00          508.80            0.00
        10            1        103.20            0.00          254.40            0.00
        11            1          0.00            0.00            0.00            0.00
        12            1          0.00            0.00            0.00            0.00
        13            1          0.00            0.00            0.00            0.00
        14            1          0.00            0.00            0.00            0.00
        15            1          0.00            0.00            0.00            0.00
        16            1          0.00           26.50*           0.00           40.42*
        16            6          0.00          159.00            0.00          242.50
        16           12          0.00          318.00            0.00          485.00
        17            6          0.00          477.00            0.00          727.50
        17           12          0.00          636.00            0.00          970.00
        18            1          0.00          636.00            0.00          970.00
        19            1          0.00          636.00            0.00          970.00
        20            1          0.00          636.00            0.00          970.00
        21            1          0.00          636.00            0.00          970.00
        22            1          0.00          508.80            0.00          776.00
        23            1          0.00          381.60            0.00          582.00
        24            1          0.00          254.40            0.00          388.00
        25            1          0.00          127.20            0.00          194.00
        26            1          0.00            0.00            0.00            0.00


------------------------------


* In this example, the Surrender Charge increases by approximately this amount each month through the first 2 years after issue or increase. The Surrender Charge then remains level through the end of the 6th year. Starting at the beginning of the 7th year after issue or increase, the surrender charge decreases by 1/5 at the beginning of each year, until it is zero in the 11th year.


                                                                      A-1-------

                                   APPENDIX B
                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
                (A WHOLLY-OWNED SUBSIDIARY OF STATE FARM MUTUAL
                         AUTOMOBILE INSURANCE COMPANY)
          REPORT ON AUDITS OF FINANCIAL STATEMENTS -- STATUTORY BASIS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                      B-1-------

                               TABLE OF CONTENTS


                                                                  PAGE(S)
Report of Independent Accountants                                     B-3

Financial Statements:
  Statements of Admitted Assets, Liabilities, Capital and
   Surplus -- Statutory Basis, December 31, 1997 and 1996             B-4
  Statements of Operations -- Statutory Basis for the years
   ended December 31, 1997 and 1996                                   B-5
  Statements of Changes in Capital and Surplus -- Statutory
   Basis for the years ended December 31, 1997 and 1996               B-6
  Statements of Cash Flows -- Statutory Basis for the years
   ended December 31, 1997 and 1996                                   B-7

Notes to Financial Statements -- Statutory Basis                B-8 - B-13

Supplemental Schedule of Assets and Liabilities                 B-15 - B-17

  Statements of Admitted Assets, Liabilities, Capital and
   Surplus -- Statutory Basis (Unaudited) As of June 30, 1998        B-18
  Statements of Operations -- Statutory Basis (Unaudited) for
   the six months ended June 30, 1998                                B-19
  Statements of Changes in Capital and Surplus -- Statutory
   Basis (Unaudited) for the six months ended June 30, 1998          B-20
  Statements of Cash Flows -- Statutory Basis (Unaudited) for
   the six months ended June 30, 1998                                B-21

Note to Financial Statements                                         B-22


---------

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors
State Farm Life and Accident Assurance Company
Bloomington, Illinois



We have audited the accompanying statutory statements of admitted assets, liabilities, capital and surplus of State Farm Life and Accident Assurance Company as of December 31, 1997 and 1996, and the related statutory statements of operations, changes in capital and surplus, and cash flows, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



As described more fully in Note 2, these financial statements were prepared by the Company in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of Illinois (statutory-basis), which practices differ from generally accepted accounting principles. When statutory-basis financial statements are presented for purposes other than for filing with a regulatory agency, generally accepted auditing standards require that an auditor's report on them state whether they are presented fairly in conformity with generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.



In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of State Farm Life and Accident Assurance Company as of December 31, 1997 and 1996, or the results of its operations or its cash flows for the years then ended.



In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of State Farm Life and Accident Assurance Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 2.



Our audit was conducted for the purpose of expressing an opinion on the statutory financial statements taken as a whole. The Supplemental Schedule of Assets and Liabilities is presented to comply with the NAIC's Annual Statement Instructions and is not a required part of the basic statutory financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic statutory financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statutory financial statements taken as a whole.



/s/ Coopers & Lybrand L.L.P.



Chicago, Illinois
February 17, 1998


                                                                      B-3-------

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
 (A WHOLLY-OWNED SUBSIDIARY OF STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY)
  STATEMENTS OF ADMITTED ASSETS, LIABILITIES, CAPITAL AND SURPLUS -- STATUTORY
                                     BASIS
                           DECEMBER 31, 1997 AND 1996

                                                                                                    1997              1996
                                                                                               ---------------   ---------------
                                                        ADMITTED ASSETS
Bonds:
  United States Government                                                                     $   255,888,160   $   261,169,872
  Other governmental units                                                                          53,772,072        41,081,626
  Public utility                                                                                   123,669,069       119,036,061
  Industrial and other                                                                             229,795,080       200,352,271
                                                                                               ---------------   ---------------
                                                                                                   663,124,381       621,639,830
                                                                                               ---------------   ---------------

Mortgage loans                                                                                         434,956           881,687
                                                                                               ---------------   ---------------

Policy loans                                                                                        55,227,567        50,619,504
Cash                                                                                                  (225,037)          793,829
Short-term investments                                                                              32,123,095        22,912,462
                                                                                               ---------------   ---------------
                                                                                                    87,125,625        74,325,795
                                                                                               ---------------   ---------------
    Total cash and invested assets                                                                 750,684,962       696,847,312

Federal income taxes recoverable                                                                         6,401             4,995
Premiums deferred and uncollected                                                                    2,800,161         2,955,909
Investment income due and accrued                                                                   13,378,335        12,696,611
Other assets                                                                                           523,555           508,880
                                                                                               ---------------   ---------------
Total admitted assets                                                                          $   767,393,414   $   713,013,707
                                                                                               ---------------   ---------------
                                                                                               ---------------   ---------------

                                                          LIABILITIES
Aggregate reserves for life polices and contracts                                              $   522,598,055   $   487,454,812
Supplementary contracts without life contingencies                                                  15,886,447        13,984,522
Policy and contract claims                                                                           3,192,384         3,743,996
Policyholders' dividend accumulations                                                               44,984,808        40,397,525
Dividends to policyholders payable in the following year                                            18,337,390        17,155,313
Advance premiums, deposits and other policy and contract liabilities                                11,547,853        10,820,786
Interest maintenance reserve                                                                         2,971,290         3,224,825
Commissions payable                                                                                    307,194           256,625
Other liabilities                                                                                    6,131,527         4,811,220
Federal income taxes due or accrued                                                                     28,502            28,502
Federal income taxes (payable to affiliates)                                                         2,005,289         1,768,283
Asset valuation reserve                                                                              1,499,234         3,413,208
                                                                                               ---------------   ---------------
Total liabilities                                                                                  629,489,973       587,059,617
                                                                                               ---------------   ---------------

                                                      CAPITAL AND SURPLUS

Common stock, $100 par value; 10,000 shares authorized, issued and outstanding                       1,000,000         1,000,000
Paid-in surplus                                                                                      2,000,000         2,000,000
Group contingency life reserve                                                                         115,796           112,574
Unassigned surplus                                                                                 134,787,645       122,841,516
                                                                                               ---------------   ---------------
Total capital and surplus                                                                          137,903,441       125,954,090
                                                                                               ---------------   ---------------
Total liabilities, capital and surplus                                                         $   767,393,414   $   713,013,707
                                                                                               ---------------   ---------------
                                                                                               ---------------   ---------------

    The accompanying notes are an integral part of the financial statements.

---------

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
 (A WHOLLY-OWNED SUBSIDIARY OF STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY)

                  STATEMENTS OF OPERATIONS -- STATUTORY BASIS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                                                  1997            1996
                                                                                              -------------   -------------
Income:
  Premiums and annuity considerations                                                         $  87,937,701   $  83,530,695
  Net investment income                                                                          52,128,562      48,639,789
  Considerations for supplementary contracts and dividend accumulations                          12,926,962      12,439,159
  Other                                                                                             244,648         238,722
                                                                                              -------------   -------------
                                                                                              $ 153,237,873   $ 144,848,365
                                                                                              -------------   -------------
Benefits and other expenses:
  Death benefits                                                                                 11,774,735      10,652,837
  Surrender benefits and other fund withdrawals                                                  23,964,018      22,498,422
  Other benefits and claims                                                                       4,384,724       5,607,763
  Payments on supplementary contracts and dividend accumulations                                 11,472,593      11,098,199
  Increase in policy and contract reserves                                                       41,087,000      39,317,611
  Commissions                                                                                     6,412,280       6,069,105
  General insurance expenses                                                                     14,020,365      12,841,898
  Taxes, licenses and fees                                                                        2,259,658       2,225,026
                                                                                              -------------   -------------
                                                                                              $ 115,375,373   $ 110,310,861
                                                                                              -------------   -------------
Net gain from operations before dividends to policyholders and federal income taxes              37,862,500      34,537,504
Dividends to policyholders                                                                       17,978,550      16,870,893
                                                                                              -------------   -------------
Net gain from operations after dividends to policyholders and before federal income taxes        19,883,950      17,666,611
Federal income taxes incurred (excluding capital gains)                                           9,074,127       7,643,806
                                                                                              -------------   -------------
Net gain from operations after dividends to policyholders and federal income taxes and
  before realized gains                                                                          10,809,823      10,022,805
Net realized capital gains less capital gains tax of $20,934 and $41,017 (excluding
  ($10,323) and ($84,120) transferred to the IMR)                                                   (26,493)        (84,352)
                                                                                              -------------   -------------
Net income                                                                                    $  10,783,330   $   9,938,453
                                                                                              -------------   -------------
                                                                                              -------------   -------------

    The accompanying notes are an integral part of the financial statements.

                                                                      B-5-------

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
 (A WHOLLY-OWNED SUBSIDIARY OF STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY)

        STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS -- STATUTORY BASIS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                                                  1997            1996
                                                                                              -------------   -------------
Common stock:
  Balance at beginning and end of year                                                        $   1,000,000   $   1,000,000
                                                                                              -------------   -------------
Paid in surplus:
  Balance at beginning and end of year                                                            2,000,000       2,000,000
                                                                                              -------------   -------------
Group contingency life reserve:
  Balance at beginning of year                                                                      112,574         107,411
  Transfer from unassigned surplus                                                                    3,222           5,163
                                                                                              -------------   -------------
  Balance at end of year                                                                            115,796         112,574
                                                                                              -------------   -------------
Unassigned surplus:
  Balance at beginning of year                                                                  122,841,516     114,436,603
  Net income                                                                                     10,783,330       9,938,453
  Net unrealized capital (losses) gains                                                                (682)            130
  Change in nonadmitted assets                                                                     (130,312)        (69,928)
  Change in asset valuation reserve                                                               1,913,974        (170,943)
  Change in group contingency life reserve                                                           (3,222)         (5,163)
  Increase in reserves on account of change in valuation basis                                     (616,959)     (1,287,636)
                                                                                              -------------   -------------
  Balance at end of year                                                                        134,787,645     122,841,516
                                                                                              -------------   -------------
Total capital and surplus                                                                     $ 137,903,441   $ 125,954,090
                                                                                              -------------   -------------
                                                                                              -------------   -------------

    The accompanying notes are an integral part of the financial statements.

---------

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
 (A WHOLLY-OWNED SUBSIDIARY OF STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY)

                  STATEMENTS OF CASH FLOWS -- STATUTORY BASIS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                                                                                   1997              1996
                                                                                              ---------------   ---------------
Cash from operations:
  Premiums and annuity considerations                                                         $    88,923,871   $    84,238,057
  Other premiums, considerations and deposits, allowances and reserve adjustments and other
   income                                                                                          12,928,398        12,441,484
  Investment income received (excluding realized gains/losses and net of investment
   expenses)                                                                                       52,713,874        49,069,364
  Life and accident and health benefits paid                                                      (12,615,700)      (11,745,944)
  Surrender benefits and other fund withdrawals paid                                              (23,964,018)      (22,498,422)
  Other benefits to policyholders paid                                                            (15,554,952)      (15,112,660)
  Commissions, other expenses and taxes paid (excluding federal income taxes)                     (21,432,911)      (20,830,652)
  Dividends to policyholders paid                                                                 (16,796,472)      (15,929,693)
  Federal income taxes paid (excluding tax on capital gains)                                       (8,818,190)       (8,616,731)
                                                                                              ---------------   ---------------
Net cash from operations                                                                           55,383,900        51,014,803
                                                                                              ---------------   ---------------
Cash from investments:
  Proceeds from investments sold, matured or repaid:
    Bonds                                                                                          43,467,042        35,084,672
    Stocks and mortgage loans                                                                         453,109           386,564
    Net loss on cash and short-term investments                                                            --              (658)
                                                                                              ---------------   ---------------
  Total investment proceeds                                                                        43,920,151        35,470,578
  Tax on capital gains                                                                                 41,271           133,963
                                                                                              ---------------   ---------------
  Total cash from investments                                                                      43,878,880        35,336,615
                                                                                              ---------------   ---------------
Cost of investments acquired (long term only):
  Bonds                                                                                            86,260,215        79,477,197
                                                                                              ---------------   ---------------
  Total investments acquired                                                                       86,260,215        79,477,197
                                                                                              ---------------   ---------------
  Increase in policy loans and premium notes                                                        4,608,746         5,026,094
                                                                                              ---------------   ---------------
Net cash from investments                                                                         (46,990,081)      (49,166,676)
                                                                                              ---------------   ---------------
Cash from financing and miscellaneous sources:
  Other cash provided                                                                                 640,478           689,616
  Other applications (net)                                                                           (842,530)         (718,727)
                                                                                              ---------------   ---------------
Net cash from financing and miscellaneous sources                                                    (202,052)          (29,111)
                                                                                              ---------------   ---------------
Net change in cash and short-term investments                                                       8,191,767         1,819,016
Cash and short-term investments, beginning of year                                                 23,706,291        21,887,275
                                                                                              ---------------   ---------------
Cash and short-term investments, end of year                                                  $    31,898,058   $    23,706,291
                                                                                              ---------------   ---------------
                                                                                              ---------------   ---------------

    The accompanying notes are an integral part of the financial statements.

                                                                      B-7-------

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
 (A WHOLLY-OWNED SUBSIDIARY OF STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY)
                NOTES TO FINANCIAL STATEMENTS -- STATUTORY BASIS

1. NATURE OF BUSINESS OPERATIONS

State Farm Life and Accident Assurance Company (the Company) is a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company (SFMAIC). The Company is licensed in four states and primarily markets individual life and annuity products through an independent contractor agency force. The Company's individual life insurance products include traditional whole life, universal life and term insurance which together account for approximately 88% of premium revenue. Individual annuity products account for an additional 12%. The Company also writes small amounts of group credit life and employee group life.

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The accompanying financial statements have been prepared on a statutory basis in accordance, in all material respects, with accounting practices prescribed in the National Association of Insurance Commissioners (NAIC) Annual Statement Instructions and Accounting Practices and Procedures manuals, as well as state laws, regulations, and general administrative rules. Statutory basis accounting also permits the use of accounting practices which differ from those prescribed in the sources referred to above, when such practices are approved by the insurance department of the insurer's state of domicile. State Farm Life and Accident Assurance Company has used no such permitted accounting practices in the preparation of these financial statements that would be deemed to have a material effect on the determination of its financial position as of December 31, 1997 and 1996, or the results of its operations for the years then ended.

Statutory basis accounting is a comprehensive basis of accounting other than generally accepted accounting principles (GAAP).

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Significant accounting practices include:

A. INVESTMENTS

Bonds are stated at values prescribed by the NAIC. In general, bonds are stated at amortized cost. Under GAAP, debt securities would be classified into three categories: held-to-maturity, trading and available-for-sale. Held-to-maturity securities would be reported at amortized cost. Trading securities would be reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities would be reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of surplus.

Prepayment assumptions for loan-backed bonds are internal estimates based on historical prepayment patterns. Prepayment assumptions for structured securities are based on estimates from various data reporting services. These assumptions are consistent with the current interest rate and economic environment. The retrospective adjustment method is used to value all securities.

Mortgage loans on real estate, all of which are first liens, are carried at the aggregate unpaid principal balances.

Policy loans are stated at the aggregate of unpaid loan balances which are not in excess of cash surrender values of related policies.

Short-term investments are stated at cost which approximates market.

Investment income is recorded when earned. Realized gains and losses on sale or maturity of investments are determined on the basis of specific identification. Aggregate unrealized capital gains and losses are credited or charged directly to unassigned surplus.

B. PREMIUMS DEFERRED AND UNCOLLECTED

Premiums deferred and uncollected represent modal premiums, either due and uncollected or not yet due, where policy reserves have been provided on the assumption that the full premium for the current policy year has been collected. Also, where policy reserves have been provided on a continuous premium assumption, premiums uncollected are similarly defined.

C. AGGREGATE RESERVES FOR LIFE POLICIES AND CONTRACTS

Policy reserves on life insurance are based on statutory mortality and interest requirements and are computed using principally net level and modified preliminary term methods with interest rates ranging from 3% to 5.5%. The use of a modified reserve basis partially offsets the effect of immediately expensing policy acquisition costs. Policy reserves on annuities are based on statutory mortality and interest requirements with interest rates ranging from 3% to 7%. GAAP reserves are based on mortality, lapse, withdrawal and interest rates that are based on company experience.

---------

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
 (A WHOLLY-OWNED SUBSIDIARY OF STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY)
                NOTES TO FINANCIAL STATEMENTS -- STATUTORY BASIS

D. POLICYHOLDERS' DIVIDENDS

All of the Company's life insurance business is written on the participating basis. Policyholders' dividends are determined annually by the Board of Directors. Amounts declared and estimated to be payable to policyholders in the forthcoming year have been included in the accompanying financial statements as a liability based on approved dividend scales. Under GAAP, dividends are anticipated and may be considered as a planned contractual benefit when computing the value of future policy benefits.

E. FEDERAL INCOME TAXES

The Company's federal income tax return is consolidated with SFMAIC and its affiliates.

The consolidated federal income tax liability is apportioned to each entity in accordance with a written agreement. The allocation is based upon separate return calculations with current credit for net losses and tax credits. Intercompany federal income tax balances are settled as follows: 1) intercompany federal income tax receivables and payables which relate to the current tax year will be settled within ninety (90) days; 2) any refunds of federal income tax will be settled within sixty (60) days of receipt of the refund; and 3) any payments of federal income tax due will be settled within sixty (60) days of payment of the tax due.

The Company's provision for federal income taxes is computed in accordance with those sections of the Internal Revenue Code applicable to life insurance companies and is based on income which is currently taxable. Under GAAP, deferred federal income taxes would be provided for temporary differences between the tax basis and financial statement basis of assets and liabilities.

F. PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

Pension Plan

The Company and affiliated insurers sponsor a defined benefit plan covering substantially all of its employees.

The Company's funding policy is to contribute (1) at least the current service cost on a current basis and to fund any unfunded liabilities over the appropriate period and (2) not more than the maximum amount that may be deducted for federal income tax purposes.

Contributions are allocated among participating companies based on ratios of annual compensation rates.

Under GAAP, periodic net pension expense would be based on the cost of incremental benefits for employee service during the period, interest on the projected benefit obligation, actual return on plan assets and amortization of actuarial gains and losses rather than the funding policy.

Other Postretirement Benefits

The Company and its affiliated insurers currently provide certain health care and life insurance benefits pursuant to plans sponsored by its parent, SFMAIC. Eligible former employees, eligible former agents, and their eligible dependents currently may participate in these plans.

As a result of the policy promulgated by the NAIC concerning the treatment of certain postretirement benefits, beginning in 1993, the Company changed its method of accounting for the costs of the potential health care and life insurance benefits provided to post-career associates to the accrual method, and elected to amortize its transition obligation attributable to these potential benefits over twenty years.

GAAP accounting for postretirement benefits requires an additional accrual for the estimated cost of the potential benefit obligation under the plans for active, but not yet eligible, employees and their dependents.

G. INTEREST MAINTENANCE RESERVE AND ASSET VALUATION RESERVE

Interest Maintenance Reserve (IMR) -- Realized capital gains and losses, due to interest rate fluctuations, net of tax on short-term and long-term fixed income investments are applied in this calculation. These gains and losses are amortized into income over the approximate remaining life of the investment sold. The IMR is not calculated under GAAP.

Asset Valuation Reserve (AVR) -- Realized gains and losses due to credit risk fluctuations and unrealized gains and losses on applicable invested assets are reflected in the calculation of this reserve. Changes in the AVR are charged or credited directly to unassigned surplus and include no voluntary contributions in 1997 or 1996. The AVR is not calculated under GAAP.

H. RECOGNITION OF PREMIUMS AND ANNUITY CONSIDERATIONS AND RELATED EXPENSES

Premiums and annuity considerations are recognized over the premium paying period of the policies, whereas acquisition costs such as commissions and other costs related to new business are expensed as incurred. Under GAAP, certain of the Company's premium and annuity considerations and initial reserves (e.g. on universal life policies) would be excluded from

                                                                      B-9-------

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
 (A WHOLLY-OWNED SUBSIDIARY OF STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY)
                NOTES TO FINANCIAL STATEMENTS -- STATUTORY BASIS

income and the change in reserves. Additionally, acquisition costs under GAAP are capitalized and amortized over the policy period.

I. NONADMITTED ASSETS

Certain assets designated as "nonadmitted" assets aggregating $307,116 and $176,804 at December 31, 1997 and 1996, respectively, are not recognized by statutory accounting practices. These assets are excluded from the balance sheet, and the net change in such assets is charged or credited directly to unassigned surplus. GAAP would recognize such assets at the lower of cost or net realizable value.

The discussion above highlights the significant variances between the statutory accounting practices followed by the Company and GAAP. The effect of these differences has not been determined but is presumed to be material.

3. BONDS AND OTHER DEBT SECURITIES

The amortized cost and estimated market values of investments in debt securities are as follows:

                                                                      DECEMBER 31, 1997
                                                    -----------------------------------------------------
                                                                     GROSS        GROSS       ESTIMATED
                                                     AMORTIZED    UNREALIZED   UNREALIZED       MARKET
                                                        COST         GAINS       LOSSES         VALUE
                                                    ------------  -----------  -----------   ------------

U.S. Treasury securities and obligations of U.S.
  government corporations and agencies              $309,842,748  $25,903,661  $ (135,590)   $335,610,819
Obligations of states and political subdivisions       2,799,255       96,007          --       2,895,262

Corporate securities                                 382,605,473   11,423,289    (739,261)    393,289,501
                                                    ------------  -----------  -----------   ------------

    Total                                           $695,247,476  $37,422,957  $ (874,851)   $731,795,582
                                                    ------------  -----------  -----------   ------------
                                                    ------------  -----------  -----------   ------------

                                                                       DECEMBER 31, 1996
                                                    -------------------------------------------------------
                                                                     GROSS         GROSS        ESTIMATED
                                                     AMORTIZED     UNREALIZED    UNREALIZED       MARKET
                                                        COST         GAINS         LOSSES         VALUE
                                                    ------------  ------------  ------------   ------------

U.S. Treasury securities and obligations of U.S.
  government corporations and agencies              $299,847,642  $ 22,178,903  $(1,327,849)   $320,698,696

Obligations of states and political subdivisions       3,099,190        85,095           --       3,184,285

Corporate securities                                 341,605,460     6,819,931   (4,090,937)    344,334,454
                                                    ------------  ------------  ------------   ------------

    Total                                           $644,552,292  $ 29,083,929  $(5,418,786)   $668,217,435
                                                    ------------  ------------  ------------   ------------
                                                    ------------  ------------  ------------   ------------

The amortized cost and estimated market value of debt securities, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                        DECEMBER 31, 1997
                                                    --------------------------
                                                                   ESTIMATED
                                                     AMORTIZED       MARKET
                                                        COST         VALUE
                                                    ------------  ------------

Due in one year or less                             $ 62,873,481  $ 63,019,585

Due after one year through five years                214,104,126   223,861,793

Due after five years through ten years               367,635,499   390,249,558

Due after ten years                                   50,634,370    54,664,646
                                                    ------------  ------------

    Total                                           $695,247,476  $731,795,582

Gross proceeds and realized gains and losses on bonds sold at the discretion of the Company for the year ended December 31, were:

                                                        1997          1996
                                                    ------------  ------------

Proceeds                                            $  4,819,158  $  8,272,109

Gross gains                                                   --           277

Gross losses                                            (161,609)     (222,005)

At December 31, 1997, bonds carried at amortized cost of $1,627,655 were on deposit with regulatory authorities.

---------

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
 (A WHOLLY-OWNED SUBSIDIARY OF STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY)
                NOTES TO FINANCIAL STATEMENTS -- STATUTORY BASIS

4. NET INVESTMENT INCOME

The components of net investment income earned by type of investment for the years ended December 31, 1997 and 1996, were as follows:

                                                       1997         1996
                                                    -----------  -----------
Bonds                                               $47,315,582  $44,754,214
Short-term investments                                1,575,944    1,019,916
Policy loans                                          3,449,552    3,062,129
Mortgage loans                                           50,169       99,510
Other                                                     2,777          880
                                                    -----------  -----------
Gross investment income                              52,394,024   48,936,649
Investment expenses                                    (265,462)    (296,860)
                                                    -----------  -----------
Net investment income                               $52,128,562  $48,639,789
                                                    -----------  -----------
                                                    -----------  -----------

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments for which it is practicable to estimate that value:

Bonds and Short-Term Investments

Fair values for issues traded on public exchanges are based on the market price in such exchanges at year end. For issues that are not traded on public exchanges, fair values were estimated based on market comparables or internal analysis.

Mortgage Loans

Fair values were estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Cash

The carrying amount is a reasonable estimate of fair value.

Deferred Annuities

Fair values were approximated by the amount due to the annuity holder as if the annuity contract was surrendered at year end.

Advance Premiums

Fair values were approximated by the amount due to the policyholder as if the policy was surrendered at year end.

Settlement Options Without Life Contingencies

Settlement options without life contingencies are similar to demand deposits. The fair value is the amount payable on demand at year end.

The estimated fair values and statement values of the Company's financial instruments at December 31, 1997 and 1996 are as follows:

                                                               1997                        1996
                                                    --------------------------  --------------------------
                                                        FAIR       STATEMENT        FAIR       STATEMENT
                                                       VALUE         VALUE         VALUE         VALUE
                                                    ------------  ------------  ------------  ------------
Financial assets:
  Bonds                                             $699,684,257  $663,124,381  $645,305,556  $621,639,830
    Bond reserves                                              0     1,406,917             0     3,212,828
                                                    ------------  ------------  ------------  ------------
                                                    $699,684,257  $661,717,464  $645,305,556  $618,427,002
                                                    ------------  ------------  ------------  ------------
                                                    ------------  ------------  ------------  ------------
  Mortgage loans                                    $    450,040  $    434,956  $    905,156  $    881,687
    Mortgage loan reserves                                     0         4,893             0        15,430
                                                    ------------  ------------  ------------  ------------
                                                    $    450,040  $    430,063  $    905,156  $    866,257
                                                    ------------  ------------  ------------  ------------
                                                    ------------  ------------  ------------  ------------
  Cash                                              $   (225,037) $   (225,037) $    793,829  $    793,829
                                                    ------------  ------------  ------------  ------------
                                                    ------------  ------------  ------------  ------------
  Short-term investments:                           $ 32,111,325  $ 32,123,095  $ 22,911,879  $ 22,912,462
    Short-term reserves                                        0        87,424             0       184,951
                                                    ------------  ------------  ------------  ------------
                                                    $ 32,111,325  $ 32,035,671  $ 22,911,879  $ 22,727,511
                                                    ------------  ------------  ------------  ------------
                                                    ------------  ------------  ------------  ------------
Financial liabilities:
  Deferred annuity reserves                         $127,986,114  $127,653,829  $128,520,058  $128,382,016
  Advance premiums                                     2,294,493     2,315,423     2,495,614     2,538,370
  Settlement options without life contingencies       15,886,447    15,886,447    13,984,522    13,984,522

                                                                         -------

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
 (A WHOLLY-OWNED SUBSIDIARY OF STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY)
                NOTES TO FINANCIAL STATEMENTS -- STATUTORY BASIS

6. FEDERAL INCOME TAXES

The difference between the Company's effective income tax rate and the statutory rate for both 1997 and 1996 is primarily due to non-deductible policyholder dividends, unamortized deferred acquisition costs and tax reserves.

The examinations of the Company's federal income tax returns through 1986 have been closed by the Internal Revenue Service. Returns for 1987, 1988, 1989 and 1990 have been examined. Although a few issues remain open, no open issue would have a material effect on surplus. Returns for 1991, 1992 and 1993 are currently under examination. At this time, there have been no issues raised that would require adjustments which would have a material effect on surplus.

7. PENSION PLAN AND OTHER
POSTRETIREMENT BENEFITS

A. Pension Plan

Plan benefits are based on years of credited service up to 35 years and the employee's rate of annual compensation during the 5 consecutive years of highest compensation.

The pension cost allocated to the Company for its employees amounted to $0 and $100,785 in 1997 and 1996, respectively. A comparison of accumulated plan benefits, determined in accordance with Statement of Financial Accounting Standards No. 35, and plan net assets for the non-contributory defined benefit pension plan of the Company and its parent and other affiliates as of August 31, 1997 (the most recent actuarial valuation date) and 1996 is presented below:

                                                         1997            1996
                                                    --------------  --------------

Actuarial present value of accumulated plan benefits:

  Vested                                            $2,857,266,646  $2,620,702,754

  Nonvested                                             59,983,879      56,123,860
                                                    --------------  --------------

                                                    $2,917,250,525  $2,676,826,614
                                                    --------------  --------------
                                                    --------------  --------------

Net assets available for benefits                   $6,611,785,481  $5,235,032,043
                                                    --------------  --------------
                                                    --------------  --------------

The assumed rate of return used in determining the actuarial present value of vested and nonvested accumulated plan benefits was 7% as of August 31, 1997 and 1996.

The Company participates with its affiliates in a qualified defined contribution plan for which substantially all employees are eligible. Contributions are based on the performance of the Company and its affiliates as well as matching a percentage of employee contributions (up to specified limits). Such contributions for the years ended December 31, 1997 and 1996, were $71,088 and $61,340, respectively. Benefits, generally available upon retirement, are paid from net assets available for plan benefits.

B. Other Postretirement Benefits

The Company's share of the net post-career benefit cost for the year ended December 31, 1997, was $328,983 and included paid benefits, the expected cost of the potential health care and life insurance benefits for newly eligible post-career associates, interest cost and amortization of the transition obligation.

At December 31, 1997 and 1996 respectively, the Company's share of the unfunded recorded post-career benefit obligation attributable to the potential health care and life insurance benefits for post-career associates was $985,543 and $723,089. The transition obligation for these potential benefits is being amortized over twenty years. The Company's share of the remaining transition obligation was $807,171 and $1,181,880 at December 31, 1997 and 1996 respectively. The Company's share of unrecognized net (gains) or losses, resulting from experience different from that assumed and/or changes in actuarial assumptions was $(35,161) at December 31, 1997. The Company's share of the estimated cost of the potential benefit obligation under the plans for active, but not yet eligible employees, agents, and their qualifying dependents, at January 1, 1997, was $2,353,787 which is not accrued in these financial statements. The discount rate used in determining the accumulated post-career benefit obligation attributable to these potential benefits is 7%, and the health care cost trend rate is 11%, graded to 6% over the following 5 years.

The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point in each year would increase the Company's share of the post-career benefit obligation attributable to the potential health care insurance benefits for post-career associates by $131,251 as of January 1, 1997, and the estimated eligibility and interest cost components of the net periodic post-career benefit cost for 1997 by $24,196.

The Company participates with its affiliates in an unfunded deferred compensation plan for highly compensated employees

---------
and independent contractor agents. As the Company currently has no participants in this plan, there was no liability established for 1997 or 1996.

8. OTHER RELATED PARTY TRANSACTIONS

The Company, its parent, and its affiliates share certain administrative, occupancy and marketing expenses. Such expenses are allocated to the Company based on time and usage studies and totaled approximately $8,762,970 and $7,959,707, in 1997 and 1996, respectively.

At December 31, 1997 and 1996, total amounts owed to the parent company, exclusive of federal income taxes, were approximately $1,800,341 and $1,539,134, respectively. Total amounts owed to affiliates were approximately $5,397 and $3,465 at December 31, 1997 and 1996, respectively.

9. CONTINGENT LIABILITIES

The Company is a defendant in several lawsuits challenging sales practices with respect to life insurance products, some of which allege class action status. The ultimate outcome of these lawsuits is uncertain, and an amount or estimate of a range of amounts relative to the outcome of these cases cannot be determined at this time. Therefore, no liability has been recorded in these financial statements. Management believes it is possible that the resolution of these matters could be material to these statements.

In addition, the Company is subject to liabilities of a contingent nature which may from time to time arise. Such liabilities could result from income tax matters, guaranty fund assessments or other occurrences that take place in the normal course of doing business. In addition, the life insurance industry has not been exempt from the impact of an increasingly litigious environment which is being experienced in the United States. Liabilities arising as a result of these factors, or other such contingencies, that are not provided for elsewhere in these financial statements are not reasonably estimable and are not considered by management to be material in relation to the financial position of the Company.

10. DIVIDEND RESTRICTIONS

The maximum amount of dividends which can be paid to shareholders of insurance companies domiciled in Illinois without the prior approval of the commissioner is subject to restrictions related to statutory surplus and net income. For companies doing business in New York, such payments are subject to similar restrictions related to statutory surplus.

                                                                         -------

                             SUPPLEMENTAL SCHEDULE

---------

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
 (A WHOLLY-OWNED SUBSIDIARY OF STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY)
                SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES
                     SCHEDULE 1 -- SELECTED FINANCIAL DATA
                           DECEMBER 31, 1997 AND 1996

The following is a summary of certain financial data included in other exhibits and schedules subjected to audit procedures by independent auditors and utilized by actuaries in the determination of reserves.

                                                                                                    1997          1996
                                                                                                ------------  ------------
Investment income earned:
    U.S. government bonds                                                                       $ 20,487,860  $ 20,118,942
    Other bonds (unaffiliated)                                                                    26,827,722    24,635,272
    Mortgage loans                                                                                    50,169        99,510
    Premiums notes, policy loans and liens                                                         3,449,552     3,062,129
    Short-term investments                                                                         1,575,944     1,019,916
    Cash on hand                                                                                       2,777           880
                                                                                                ------------  ------------
    Gross investment income                                                                     $ 52,394,024  $ 48,936,649
                                                                                                ------------  ------------
                                                                                                ------------  ------------
Mortgage loans -- book value
    Commercial mortgages                                                                        $    434,956  $    881,687
                                                                                                ------------  ------------
    Total mortgage loans                                                                        $    434,956  $    881,687
                                                                                                ------------  ------------
                                                                                                ------------  ------------
Mortgage loans by standing -- book value
    Good standing                                                                               $    434,956  $    881,687
                                                                                                ------------  ------------
                                                                                                ------------  ------------

                                                                         -------

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
 (A WHOLLY-OWNED SUBSIDIARY OF STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY)
                SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES
                SCHEDULE 1 -- SELECTED FINANCIAL DATA, CONTINUED
                           DECEMBER 31, 1997 AND 1996

                                                                                                  1997           1996
                                                                                              -------------  -------------
Bonds and short-term investments by class and maturity:
  Bonds by maturity -- statement value
  Due within one year or less                                                                 $  62,873,481  $  57,726,725
  Over 1 year through 5 years                                                                   214,104,126    156,503,907
  Over 5 years through 10 years                                                                 367,635,499    384,092,202
  Over 10 years through 20 years                                                                 47,644,606     44,238,838
  Over 20 years                                                                                   2,989,764      1,990,620
                                                                                              -------------  -------------
  Total by maturity                                                                           $ 695,247,476  $ 644,552,292
                                                                                              -------------  -------------
                                                                                              -------------  -------------
Bond by class -- statement value
  Class 1                                                                                     $ 671,755,663  $ 627,967,895
  Class 2                                                                                        22,886,243     14,942,661
  Class 3                                                                                           553,599        850,027
  Class 4                                                                                            51,971        791,709
  Class 5
  Class 6
                                                                                              -------------  -------------
  Total by class                                                                              $ 695,247,476  $ 644,552,292
                                                                                              -------------  -------------
                                                                                              -------------  -------------
  Total bonds publicly traded                                                                 $ 666,183,274  $ 619,390,464
                                                                                              -------------  -------------
                                                                                              -------------  -------------
  Total bonds privately placed                                                                $  29,064,202  $  25,161,828
                                                                                              -------------  -------------
                                                                                              -------------  -------------
Short term investments -- book value                                                          $  32,123,095  $  22,912,462
                                                                                              -------------  -------------
                                                                                              -------------  -------------
Cash on deposit                                                                               $    (225,037) $     793,829
                                                                                              -------------  -------------
                                                                                              -------------  -------------

---------

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
 (A WHOLLY-OWNED SUBSIDIARY OF STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY)
                SUPPLEMENTAL SCHEDULE OF ASSETS AND LIABILITIES
                SCHEDULE 1 -- SELECTED FINANCIAL DATA, CONTINUED
                           DECEMBER 31, 1997 AND 1996

                                                                                             1997             1996
                                                                                        ---------------  ---------------
Life insurance in force
  Ordinary                                                                              $12,406,768,000  $11,416,229,000
                                                                                        ---------------  ---------------
                                                                                        ---------------  ---------------
  Credit life                                                                           $    14,124,000  $    17,231,000
                                                                                        ---------------  ---------------
                                                                                        ---------------  ---------------
  Group life                                                                            $    19,777,000  $    31,484,000
                                                                                        ---------------  ---------------
                                                                                        ---------------  ---------------
Amount of accidental death insurance in force under ordinary policies                   $   315,065,000  $   318,935,000
                                                                                        ---------------  ---------------
                                                                                        ---------------  ---------------
Life Insurance policies with disability provisions in force:
  Ordinary                                                                              $       197,527  $       190,671
                                                                                        ---------------  ---------------
                                                                                        ---------------  ---------------
  Group life (certificates)                                                             $           603  $           802
                                                                                        ---------------  ---------------
                                                                                        ---------------  ---------------
Supplementary contracts in force:
  Ordinary -- not involving life contingencies
    Amount on deposit                                                                   $     8,588,989  $     8,316,380
                                                                                        ---------------  ---------------
                                                                                        ---------------  ---------------
    Income payable                                                                      $       123,053  $       116,160
                                                                                        ---------------  ---------------
                                                                                        ---------------  ---------------
  Ordinary -- involving life contingencies
    Income payable                                                                      $       154,207  $       129,213
                                                                                        ---------------  ---------------
                                                                                        ---------------  ---------------
Annuities:
  Ordinary
    Immediate -- amount of income payable                                               $     2,431,809  $     2,214,101
                                                                                        ---------------  ---------------
                                                                                        ---------------  ---------------
    Deferred -- fully paid account balance                                              $   125,241,738  $   125,694,658
                                                                                        ---------------  ---------------
                                                                                        ---------------  ---------------
    Deferred -- not fully paid -- account balance                                       $     1,057,844  $     1,466,957
                                                                                        ---------------  ---------------
                                                                                        ---------------  ---------------
Deposit funds and dividend accumulations:
  Deposit funds -- account balance                                                      $     3,679,461  $     3,767,979
                                                                                        ---------------  ---------------
                                                                                        ---------------  ---------------
  Dividend accumulations -- account balance                                             $    44,984,808  $    40,397,525
                                                                                        ---------------  ---------------
                                                                                        ---------------  ---------------

                                                                         -------

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
 (A WHOLLY-OWNED SUBSIDIARY OF STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY)
  STATEMENTS OF ADMITTED ASSETS, LIABILITIES, CAPITAL AND SURPLUS -- STATUTORY
                                     BASIS
                                  (UNAUDITED)
                              AS OF JUNE 30, 1998



                                                                                                                  1998
                                                                                                             ---------------
                                                      ADMITTED ASSETS
Bonds:
  United States Government                                                                                   $   252,616,762
  Other governmental units                                                                                        55,446,644
  Public utilities                                                                                               129,315,004
  Industrial and other                                                                                           260,701,689
                                                                                                             ---------------
                                                                                                                 698,080,099
                                                                                                             ---------------
Mortgage Loans                                                                                                             0
                                                                                                             ---------------
Policy loans                                                                                                      57,770,139
Cash                                                                                                              (1,561,157)
Short-term investments                                                                                            19,660,872
                                                                                                             ---------------
    Total cash and invested assets                                                                               773,949,953
                                                                                                             ---------------

Premiums deferred and uncollected                                                                                  2,900,203
Investment income due and accrued                                                                                 14,014,234
Federal income tax recoverable (including from affiliates)                                                             7,156
Other assets                                                                                                         560,717
                                                                                                             ---------------
Total admitted assets                                                                                        $   791,432,263
                                                                                                             ---------------
                                                                                                             ---------------

                                                        LIABILITIES
Aggregate reserves for life policies and contracts                                                           $   540,727,159
Reserve for contracts without life contingencies                                                                  17,334,650
Policy and contract claims                                                                                         4,484,184
Policyholders' dividend accumulations                                                                             47,725,087
Dividends to policyholders payable in the following year                                                          18,910,628
Advance premiums, deposits and other policy and contract liabilities                                              11,556,280
Interest maintenance reserve                                                                                       2,860,332
Commissions payable                                                                                                  189,098
Federal income taxes due or accrued                                                                                  246,512
Other liabilities                                                                                                  5,211,555
Asset valuation reserve                                                                                            1,660,184
                                                                                                             ---------------
Total Liabilities                                                                                                650,905,668
                                                                                                             ---------------

                                                    CAPITAL AND SURPLUS

Common stock, $100 par value; 10,000 shares authorized, issued and outstanding                                     1,000,000
                                                                                                             ---------------
Special surplus -- group                                                                                              94,076
Paid-in surplus                                                                                                    2,000,000
Unassigned surplus                                                                                               137,432,520
                                                                                                             ---------------
Total capital and surplus                                                                                        140,526,596
                                                                                                             ---------------
Total liabilities, capital and surplus                                                                       $   791,432,263
                                                                                                             ---------------
                                                                                                             ---------------



        The accompanying notes are an integral part of these statements.


---------

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
 (A WHOLLY-OWNED SUBSIDIARY OF STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY)



                  STATEMENTS OF OPERATIONS -- STATUTORY BASIS
                                  (UNAUDITED)



                     FOR THE SIX MONTHS ENDED JUNE 30, 1998



                                                                                                              JUNE 30, 1998
                                                                                                             ---------------
Income:
  Premiums and annuity considerations                                                                        $   46,001,981
  Net investment income                                                                                          27,119,887
  Considerations for supplementary contracts and dividend accumulations                                           7,126,271
  Other                                                                                                             126,705
                                                                                                             ---------------
                                                                                                             $   80,374,844
                                                                                                             ---------------
Benefits and other expenses:
  Death benefits                                                                                                  7,912,379
  Surrender benefits and other fund withdrawals                                                                  13,524,551
  Other benefits and claims                                                                                       2,541,267
  Payments on supplementary contracts and dividend accumulations                                                  5,165,711
  Increase in policy and contract reserves                                                                       21,899,846
  Commissions                                                                                                     3,152,921
  General insurance expenses                                                                                      8,386,471
  Taxes, licenses and fees                                                                                        1,127,173
  Other Fees                                                                                                         12,337
                                                                                                             ---------------
                                                                                                             $   63,722,656
                                                                                                             ---------------
Net gain from operations before dividends to policyholders and federal income taxes                              16,652,188
Dividends to policyholders                                                                                       10,122,119
                                                                                                             ---------------
Net gain from operations after dividends to policyholders and before federal income taxes                         6,530,069
Federal and foreign income taxes incurred (excluding capital gains)                                               3,465,451
                                                                                                             ---------------
Net gain from operations after dividends to policyholders and federal income taxes and before realized
  gains                                                                                                           3,064,619
Net realized capital gains or (losses) less capital gains tax of $15,168 (excluding $15,097) transferred to
  the IMR)                                                                                                           (5,677)
                                                                                                             ---------------
Net income                                                                                                   $    3,058,941
                                                                                                             ---------------
                                                                                                             ---------------



        The accompanying notes are an integral part of these statements.


                                                                         -------

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
 (A WHOLLY-OWNED SUBSIDIARY OF STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY)



        STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS -- STATUTORY BASIS
                                  (UNAUDITED)



                     FOR THE SIX MONTHS ENDED JUNE 30, 1998



                                                                                                              JUNE 30, 1998
                                                                                                             ---------------
Common stock:
  Balance at beginning and end of period                                                                     $     1,000,000
                                                                                                             ---------------
Paid-in surplus:
  Balance at beginning and end of period                                                                           2,000,000
  Group contingency life reserve                                                                                      94,076
                                                                                                             ---------------
                                                                                                                   2,094,076
                                                                                                             ---------------
Unassigned surplus:
  Balance at beginning of year                                                                                   134,787,645
  Net income                                                                                                       3,058,941
  Change in nonadmitted assets                                                                                        31,794
  Change in asset valuation reserve                                                                                 (160,949)
  Increase in reserves on account of change in valuation basis                                                      (306,631)
  Change in group contingency life reserve                                                                            21,720
                                                                                                             ---------------
  Balance at end of period                                                                                       137,432,520
                                                                                                             ---------------
Total capital and surplus                                                                                    $   140,526,596
                                                                                                             ---------------
                                                                                                             ---------------



        The accompanying notes are an integral part of these statements.


---------

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
 (A WHOLLY-OWNED SUBSIDIARY OF STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY)



                  STATEMENTS OF CASH FLOWS -- STATUTORY BASIS
                                  (UNAUDITED)



                     FOR THE SIX MONTHS ENDED JUNE 30, 1998



                                                                                                              JUNE 30, 1998
                                                                                                             ---------------
Income:
  Premiums and annuity considerations                                                                        $    46,170,678
  Other premiums, considerations and deposits, allowances and reserve adjustment, and other income                 7,126,921
  Investment income received (excluding realized gains/losses and net of investment expenses)                     27,190,557
  Surrender benefits and other fund withdrawals paid                                                             (13,524,551)
  Other benefits to policyholders paid                                                                           (14,345,147)
  Commissions, other expenses and taxes paid (excluding federal income taxes)                                    (13,521,295)
  Dividends to policyholders paid                                                                                 (9,548,882)
  Federal income taxes paid (excluding tax on capital gains)                                                      (5,268,653)
                                                                                                             ---------------
Net cash from operations                                                                                          24,279,627
                                                                                                             ---------------
Cash from investments:
  Proceeds from investments sold, matured or repaid:
    Bonds                                                                                                         12,315,837
    Mortgage loans                                                                                                   439,289
                                                                                                             ---------------
  Total investment proceeds                                                                                       12,755,126
  Net tax on capital gains                                                                                                 0
                                                                                                             ---------------
  Total cash from investments                                                                                     12,755,126
                                                                                                             ---------------
Cost of investments acquired (long-term only):
  Bonds                                                                                                           47,879,127
                                                                                                             ---------------
  Total investments acquired                                                                                      47,879,127
                                                                                                             ---------------
  Increase (decrease) in policy loans and premium notes                                                            2,542,572
                                                                                                             ---------------
Net cash from investments                                                                                        (37,666,573)
                                                                                                             ---------------
Cash from financing and miscellaneous sources:
  Other cash provided                                                                                                265,755
  Other applications (net)                                                                                          (677,153)
                                                                                                             ---------------
Net cash from financing and miscellaneous sources                                                                   (411,398)
                                                                                                             ---------------
Net change in cash and short-term investments                                                                    (13,798,343)
Cash and short-term investments, beginning of year                                                                31,898,058
                                                                                                             ---------------
Cash and short-term investments, end of period                                                               $    18,099,715
                                                                                                             ---------------
                                                                                                             ---------------



        The accompanying notes are an integral part of these statements.


                                                                         -------

                 STATE FARM LIFE AND ACCIDENT ASSURANCE COMPANY
 (A WHOLLY-OWNED SUBSIDIARY OF STATE FARM MUTUAL AUTOMOBILE INSURANCE COMPANY)



                          NOTE TO FINANCIAL STATEMENTS



The statement of financial position as of June 30, 1998, the statement of changes in capital and surplus, operations, and cash flows for the six-month period ended June 30, 1998 are unaudited. The interim financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for the fair presentation of the financial position, changes in capital and surplus, results of operations and cash flows for the interim periods. The results of operations for the interim period should not be considered indicative of results to be expected for the full year.


---------
     B-22

                                  [LOGO]

                                 Issued By:
                State Farm Life and Accident Assurance Company
                   (Licensed in New York and Wisconsin)
                   Home Offices: Bloomington, Illinois


                       State Farm VP Management Corp.
               (Underwriter & Distributor of Variable Products)
                            One State Farm Plaza
                      Bloomington, Illinois 61710-0001




                                                               Printed in U.S.A.

                                    PART II
                          UNDERTAKING TO FILE REPORTS


    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

    Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    Illinois Business Corporation Act Chapter 805 Section 5/8.75 is a comprehensive provision that defines the power of Illinois corporations to provide for the indemnification of its officers, directors, employees and agents. This Section also authorizes Illinois corporations to purchase and maintain insurance on behalf of directors, officers, employees or agents of the corporation.

    The Articles of Incorporation , as amended, and the Bylaws of State Farm Life and Accident Assurance Company do not provide for the indemnification of officers, directors, employees or agents of the Company.


                 REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)


    State Farm Life and Accident Assurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by State Farm Life and Accident Assurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

    This Registration Statement comprises the following papers and documents:

       The facing sheet.

       The prospectus consisting of    pages.

       Undertaking to file reports.

       Rule 484 undertaking.

       Representation pursuant to Section 26(e)(2)(A).

       The signatures.

    The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:



    1   A. (1) Resolution of the Board of Directors of State Farm Life and
               Accident Assurance Company establishing State Farm Life and Accident Assurance Company Variable Life Separate Account(4)


            (2) Not Applicable

            (3) (a) Not Applicable

                (b) Form of Distribution Agreement (1)

                (c) Not Applicable

            (4) Not applicable


            (5) (a) Specimen Flexible Premium Variable Universal Life Insurance Policy(4)



                (b) Policy Riders and Endorsements(4)


            (6) (a) Articles of Incorporation of State Farm Life and Accident Assurance Company (2)

                (b) By-laws of State Farm Life and Accident Assurance
                   Company (2)

            (7) Not applicable

            (8) Form of participation agreement (3)

            (9) Not applicable

           (10) Application form


           (11) Description of issuance, transfer and redemption procedures(4)



           (12) Powers of Attorney(4)


       B.  Not applicable

       C.  Not applicable


    2. Opinion and consent of William A. Montgomery, Esq. as to the legality of the securities being registered(4)


    3.  Not applicable

    4.  Not applicable

    5.  Not applicable


    6. Opinion and consent of Gerry Brogla, F.S.A. as to actuarial matters pertaining to the securities being registered(4)



    7.  (a) Consent of Independent Accountants(4)



        (b) Consent of Sutherland, Asbill & Brennan LLP(4)


------------------------

1. Incorporated herein by reference to Exhibit 3 of the registration statement on Form N-4 (File No. 333-57579) filed with the Securities and Exchange Commission on June 24, 1998.

2. Incorporated herein by reference to Exhibit 6 of the registration statement on Form N-4 (File No. 333-57579) filed with the Securities and Exchange Commission on June 24, 1998.

3. Incorporated herein by reference to Exhibit 8 of the registration statement on Form N-4 (File No. 333-57579) filed with the Securities and Exchange Commission on June 24, 1998.


4. Incorporated herein by reference to the similarly designated exhibit included in the initial registration statement on Form S-6 (File No. 333-64345) filed with the Securities and Exchange Commission on September 25, 1998.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant, State Farm Life and Accident Assurance Company Variable Life Separate Account, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Bloomington and the State of Illinois, on this 18th day of November, 1998.



                                               STATE FARM LIFE AND ACCIDENT
                                                     ASSURANCE COMPANY
                                              VARIABLE LIFE SEPARATE ACCOUNT
(SEAL)                                                 (Registrant)

                                           By:    STATE FARM LIFE AND ACCIDENT
                                                       ASSURANCE COMPANY
                                                          (Depositor)

Attest:       /s/ STEPHEN L. HORTON        By:                 *
         --------------------------------       --------------------------------
                Stephen L. Horton                     Edward B. Rust, Jr.
                                                           PRESIDENT
                                                  STATE FARM LIFE AND ACCIDENT
                                                       ASSURANCE COMPANY




    Pursuant to the requirements of the Securities Act of 1933, State Farm Life and Accident Assurance Company has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Bloomington and the State of Illinois, on the 18th day of November, 1998.



                                               STATE FARM LIFE AND ACCIDENT
                                                     ASSURANCE COMPANY

(SEAL)

Attest:       /s/ STEPHEN L. HORTON        By:                 *
         --------------------------------       --------------------------------
                Stephen L. Horton                     Edward B. Rust, Jr.
                                                           PRESIDENT
                                                  STATE FARM LIFE AND ACCIDENT
                                                       ASSURANCE COMPANY

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.


                 SIGNATURE                                       TITLE                               DATE
--------------------------------------------  --------------------------------------------  ----------------------

                     *                        President and Director
     ----------------------------------         (Principal Executive Officer)
            Edward B. Rust, Jr.

                     *                        Vice President and Actuary;
     ----------------------------------         (Principal Financial Officer)
            Darrell W. Beernink

                     *                        Vice President and Controller -- Life
     ----------------------------------         (Principal Accounting Officer)
              Dale R. Egeberg

                     *
     ----------------------------------       Director; Executive Vice President
             Roger B. Tompkins

                     *
     ----------------------------------       Director
                Bruce Callis

                     *
     ----------------------------------       Director
              Roger S. Joslin

                     *
     ----------------------------------       Director
               Kurt G. Moser

                     *
     ----------------------------------       Director
              Roger J. Lehman

                     *                        Director; Vice President, Counsel and
     ----------------------------------         Secretary
             Laura P. Sullivan

                     *
     ----------------------------------       Director
             Vincent J. Trosino

                     *
     ----------------------------------       Director
             Charles R. Wright



By:        /s/ TERRY HUFF                      November 18, 1998
           ---------------------------------   -----------------
           Terry Huff                                (Date)
           PURSUANT TO POWER OF ATTORNEY